FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of July 2007
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

QUARTER AND YEAR ENDED 30 JUNE 2007

News release

Year F2007 and Q4 F2007 results

- Reviewed preliminary results -

Q4 F2007 we deliver

Operating profit increases 6 per cent to R1.95 billion (US$274 million) generating net earnings of R528 million (US$74 million)

JOHANNESBURG. 1 August 2007 – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June 2007 quarter of R528 million compared with R370 million in the March 2007 quarter and R645 million for the restated June quarter of 2006. In US dollar terms net earnings for the June 2007 quarter were US$74 million compared with US$52 million in the March 2007 quarter and US$101 million for the restated June quarter of 2006.

June 2007 quarter salient features:

- Attributable gold production increased 3 per cent to 1,015,000 ounces;

- Average gold price increased marginally to R152,825 per kilogram and increased 3 per cent in US dollar terms to $670 per ounce;

- Total cash costs and operating margin were similar at R92,273 per kilogram (US$405 per ounce) and 38 per cent respectively.

Financial year salient features:

- Attributable gold produced of 4.02 million ounces for the year compared with 4.07 million ounces in the previous year;

- Total cash costs at US$376 per ounce up 14 per cent due to significant commodity price and labour cost increases;

- Earnings increased 53 per cent from R1,544 million to R2,363 million and from US$241 million to US$328 million;

- R20 billion acquisition of South Deep completed, together with successful equity raising to meet funding requirements and to retire legacy gold derivative;

- Growth and life extension projects of R6 billion commenced at Tarkwa, Driefontein and Kloof.

- Cerro Corona progressing as scheduled with first concentrate shipment scheduled for the March 2008 quarter.

Final dividend number 67 of 95 SA cents per share, giving a total dividend of 185 SA cents per share for the year.

Ian Cockerill, Chief Executive Officer of Gold Fields, said:

"Gold Fields has delivered an improved set of results for the June quarter with attributable production increasing 3 per cent to over 1 million ounces. All of the production increases emanated from the South African operations despite a number of holiday interruptions during the quarter while the international operations maintained production levels. We were pleased to maintain unit costs for the quarter despite ongoing input cost pressures. A marginal improvement in the rand gold price received together with the higher production, resulted in revenue increasing 2 per cent to R5.1 billion and operating profit improving 6 per cent to just under R2 billion.

For financial 2007 profitability increased despite stable production and the challenges faced with rising costs across the industry. Revenue increased 35 per cent, operating profit increased 51 per cent and earnings remained robust with a 53 per cent increase. This strong financial performance is indicative of the leverage that an unhedged gold company, with a portfolio of quality assets, can provide in a rising gold price environment. The quality of our asset base remains key to being able to consistently deliver robust returns to our shareholders through the cycle.

Financial 2008 will be a year of consolidation, bedding down the recent South Deep transaction, bringing to account the Cerro Corona project and addressing our investment in Venezuela. Increasing production and adherence to cost control is fundamental to our shareholders so that they see the benefit of a higher gold price in improved earnings growth."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR107.20 – ZAR142.00**
- at end June 2007	**652,158,066**	Average Volume - Quarter	**2,952,847 shares / day**
- average for the quarter	**652,113,557**	NYSE – (GFI)	
Free Float	**100%**	Range - Quarter	**US$15.81 – US$20.08**
ADR Ratio	**1:1**	Average Volume - Quarter	**3,707,142 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

South African Rand					Salient features			United States Dollars				
Year ended		Quarter						Quarter			Year ended	
Restated˜ June 2006	June **2007**	Restated˜ June 2006	March 2007	June 2007				June **2007**	March 2007	Restated˜ June 2006	June **2007**	Restated ˜June 2006
126,712	**125,148**	31,669	30,750	**31,556**	kg	Gold produced*	oz (000)	**1,015**	989	1,018	**4,024**	4,074
67,988	**87,070**	70,899	92,490	**92,273**	R/kg	Total cash costs	$/oz	**405**	399	345	**376**	330
49,366	**52,166**	12,651	13,382	**12,817**	000	Tons milled	000	**12,817**	13,382	12,651	**52,166**	49,366
107,918	**147,623**	128,974	151,184	**152,825**	R/kg	Revenue	$/oz	**670**	652	628	**638**	524
193	**234**	199	237	**257**	R/ton	Operating costs	$/ton	**36**	33	31	**32**	30
5,139	**7,746**	1,873	1,840	**1,950**	Rm	Operating profit	$m	**274**	255	293	**1,076**	803
35	**39**	43	37	**38**	%	Operating margin	%	**38**	37	43	**39**	35
1,544	**2,363**	645	370	**528**	Rm	Net earnings	$m	**74**	52	101	**328**	241
313	**423**	130	60	**81**	SA c.p.s.		US c.p.s.	**11**	8	20	**59**	49
1,492	**2,188**	635	228	**506**	Rm	Headline earnings	$m	**71**	32	99	**304**	233
303	**392**	128	37	**78**	SA c.p.s.		US c.p.s.	**11**	5	20	**54**	47
1,386	**2,298**	577	512	**488**	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items	$m	**69**	71	90	**319**	217
281	**412**	117	83	**75**	SA c.p.s.		US c.p.s.	**11**	11	18	**57**	44

* Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).

˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

Health and safety

Gold Fields has improved its safety performance for the financial year. The fatality rate reduced by 35 per cent to 0.19 per million man hours worked as compared with F2006. We regret to report eleven fatal injuries during the June quarter compared with six during the March quarter. All fatal accidents occurred at the South African operations where Driefontein was particularly hard hit with six fatalities. The mine has launched an all out communication and re-training effort to reverse this trend. The fatal injury frequency rate for the June quarter was 0.26 per million man hours worked, a regression on the previous quarter's figure of 0.15. The lost time injury frequency rate improved from 9.99 to 8.96, the serious injury frequency rate improved marginally from 5.1 to 5.0 and the days lost frequency rate regressed marginally from 280 to 286 per million man hours worked.

The Group benchmarks its safety performance against Ontario benchmarks and is pursuing the Mine Health and Safety Council milestones in South Africa. Behavioral based interventions continue at all operations in the Group. The South African operations have been audited for OHSAS 18001 certification. Kloof has been certificated while Driefontein and Beatrix have been recommended for certification. This adds to the certifications already in place at the Ghanaian and Australian operations.

Financial review
Quarter ended 30 June 2007 compared with quarter ended 31 March 2007

Revenue

Attributable gold production increased by 3 per cent from 989,000 ounces in the March quarter to 1,015,000 ounces in the June quarter. Attributable production at the South African operations increased 4 per cent from 656,000 ounces to 685,000 ounces. Attributable production at the international operations was similar at 330,000 ounces.

All the South African operations achieved an increase in production when compared with the March quarter. Production at Driefontein increased from 251,200 ounces to 260,500 ounces as a result of an increase in underground tons milled. Gold production at Kloof increased from 220,000 ounces to 229,600 ounces as a result of an increase in underground grades. At Beatrix, gold production increased from 119,200 ounces to 125,700 ounces due to an increase in tons milled. At South Deep, gold production increased from 66,700 ounces to 69,500 ounces as a result of an increase in underground tons milled but at a slightly lower yield.

At the international operations, Australia showed an increase in gold production due to an improved performance from Agnew. At Agnew, gold production increased by 15 per cent for the quarter as a result of an increase in grade at Songvang. Gold production at St Ives was unchanged quarter on quarter. Gold production at Tarkwa decreased due to lower ore throughput, compared with the record highs achieved last quarter. This was partially offset by an increase in yield. Damang's gold production decreased as a result of lower high-grade fresh ore tonnages mined and available for processing, and mill down time due to crusher failure. At Choco 10, gold production was 10 per cent lower and in line with previous guidance as a result of continued water shortages, which reduced plant throughput, as well as a strike which severely affected production in June. The strike has been resolved and the rainy season has begun, which will improve production during the September quarter. The ongoing strategy of reducing reliance on rain water is continuing.

The average quarterly US dollar gold price increased from US$652 per ounce in the March quarter to US$670 per ounce in the June quarter, a 3 per cent increase. The average rand/US dollar exchange rate strengthened by 2 per cent quarter on quarter, averaging R7.09, compared with R7.21 in the March quarter. As a result of the above factors, the rand gold price improved from R151,184 to R152,825 per kilogram, a 1 per cent increase. The Australian gold price decreased quarter on quarter by 2 per cent, from A$828 to A$812 per ounce, as a result of the 6 per cent stronger Australian dollar to the US dollar.

The increase in the rand gold price achieved, together with the increase in production, resulted in revenue increasing in rand terms from R4,994 million (US$693 million) to R5,113 million (US$719 million) quarter on quarter.

Operating costs

Operating costs increased by less than 4 per cent during the June quarter to R3,290 million (US$462 million) compared with R3,165 million (US$462 million) in the March quarter. Cash costs were virtually unchanged at R92,273 per kilogram (US$405 per ounce). If we exclude South Deep, which is in a build-up phase, cash costs would be R89,294 per kilogram and US$392 per ounce for the June quarter and R88,822 per kilogram or US$383 per ounce in the March quarter.

At the South African operations operating costs increased from R2,012 million (US$279 million) to R2,027 million (US$285 million), an increase of less than one per cent mainly due to the increase in production.

Operating costs, including gold-in-process movements, at the international operations amounted to R1,136 million (US$160 million), compared with R1,107 million (US$154 million) incurred in the March quarter. In US dollar terms costs at Tarkwa decreased by US$9 million mainly due to a stockpile revaluation included in gold-in-process for the quarter. At Damang, costs were marginally higher quarter on quarter, with the higher power costs as a consequence of increased on-site power generation partially offset by the lower mining volumes. Costs at Choco 10 increased by US$3 million due to a reduced gold-in-process credit and additional labour costs of US$1 million negotiated as part of the current wage negotiations. At St Ives, operating costs in Australian dollar terms including gold-in-process movements increased 16 per cent. This was as a result of increased mill maintenance costs of A$3 million (R18 million) and mining the more expensive pits, Leviathan and North Revenge, following the completion of less expensive pits. Agnew's costs were unchanged quarter on quarter as the credit to gold-in-process due to the stockpiling of lower grade Songvang ore due to mill constraints offset the increased cost to mine these additional tons.

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,950 million (US$274 million). This represented a 6 per cent increase when compared with the R1,840 million (US$255 million) achieved in the March quarter. The Group operating margin increased from 37 per cent to 38 per cent. The margin at the South African operations increased from 35 per cent to 37 per cent, while the margin at the international operations decreased from 41 per cent to 39 per cent.

Amortisation
Amortisation increased from R704 million (US$98 million) in the March quarter to R872 million (US$122 million) in the June quarter. At the South African operations amortisation increased by R85 million (US$12 million) mainly at Beatrix and South Deep due to a reassessment of ore reserve development amortisation rates at Beatrix along with year end adjustments to amortisation at South Deep. The increase at the International operations of R123 million (US$18 million) was mainly at Agnew due to an increase in production at Songvang which carries a higher cost than the rest of the complex.

Other
Net interest paid decreased from R112 million (US$15 million) in the March quarter to R60 million (US$8 million) in the June quarter. This change reflects an increase in interest received due to an increase in average cash balances on hand, lower average borrowings due to the equity raising concluded in the previous quarter and additional earnings from the Group's associate, Rand Refinery.

The loss on foreign exchange of R32 million (US$5 million), compares with a loss of R380 million (US$53 million) in the March quarter. The loss in the June quarter was mainly as a result of the forward cover costs incurred in relation to a loan of US$528 million raised to retire the Western Areas gold derivative which was assumed on takeover of this company. The forward costs are accounted for over the period of the forward exchange contract. The March quarter's loss consists largely of forward cover costs of R13 million (US$2 million) on the above foreign exchange contract, an exchange loss of R266 million (US$37 million) on the US$1.2 billion loan raised to finance the acquisition of 50 per cent of the South Deep mine and an exchange loss on the close out of the Western Areas gold derivative amounting to R175 million (US$24 million). Also included was a R53 million (US$7 million) exchange gain on the US$528 million loan raised to finance the close out of the Western Areas gold derivative and an unrealised exchange gain of R16 million (US$2 million) relating to a US dollar denominated insurance receivable at South Deep.

The gain on financial instruments for the quarter at R39 million (US$5 million) compares with a loss of R35 million (US$5 million) for the March quarter. Included for the June quarter was a marked to market gain on share warrants of R44 million (R38 million in March) and a loss of R4 million (gain of R14 million in March) being the final adjustment on the close out of the US$30 million dollar/rand forward purchase at the end of the March quarter.

Included in the March quarter was a gain of R133 million (US$18 million) on gold purchases effected by Western Areas as part of the derivative close out process offset by a loss of R105 million (US$14 million) on the Western Areas gold derivative and a loss of R115 million (US$16 million) on a forward exchange contract taken out to part settle the US$1.2 billion loan to finance the South Deep acquisition.

Exploration
Exploration expenditure increased from R76 million (US$11 million) in the March quarter to R89 million (US$13 million) in the June quarter. Please refer to the Exploration and Corporate Development section for more detail.

Exceptional items
Exceptional gains decreased from R192 million (US$27 million) in the March quarter to R35 million (US$5 million) in the June quarter. In the June quarter the majority of this gain was from the profit on the sale of houses and sundry other equipment at Beatrix and South Deep of R14 million (US$2 million) and profit on the sale of redundant mining equipment at Driefontein of R19 million (US$3 million). Gains in the March quarter resulted from profit on the sale of shares in Avoca of R123 million (US$17 million), profit on the sale of the Bibiani project of R43 million (US$6 million) and the sale of other sundry investments.

Taxation
Taxation for the quarter amounted to R366 million (US$52 million) compared with R262 million (US$36 million) in the March quarter. This increase reflects the increase in profit before tax for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.

Earnings
Net profit attributable to ordinary shareholders amounted to R528 million (US$74 million) or 81 SA cents per share (US$0.11 per share), compared with R370 million (US$52 million) or 60 SA cents per share (US$0.08 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R506 million (US$71 million) or 78 SA cents per share (US$0.11 per share), compared with earnings of R228 million (US$32 million) or 37 SA cents per share (US$0.05 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange and financial instruments amounted to R488 million (US$69 million) or 75 SA cents per share (US$0.11 per share), compared with earnings of R512 million (US$71 million) or 83 SA cents per share (US$0.11 per share) reported last quarter.

Cash flow
Cash inflow from operating activities for the quarter was R1,969 million (US$276 million), compared with an outflow in the March quarter of R2,615 million (US$359 million). This quarter on quarter increase of R4,584 million (US$635 million) is mostly due to the cost to settle the Western Areas gold derivative of R3,894 million (US$535 million) in the March quarter, a release of working capital of R406 million (US$56 million) and an increase in profit before tax of R263 million (US$38 million).

Capital expenditure increased from R1,341 million (US$186 million) in the March quarter to R2,190 million (US$306 million) in the June quarter. At the South African operations capital expenditure increased from R591 million (US$82 million) in the March quarter to R878 million (US$122 million) in the June quarter. This increase was due to expenditure on the 9 shaft project at Driefontein which totalled R109 million (US$15 million), expenditure at South Deep including the 95 level refrigeration project and equipping the ventilation shaft of R164 million (US$23 million), development into the Vlakpan South area at Beatrix of R8 million (US$1 million) and an increase in Ore Reserve Development and various technical projects throughout the South African operations in the June quarter. Expenditure on ore reserve development at Driefontein, Kloof, Beatrix and South Deep accounted for R88 million (US$12 million), R93 million (US$13 million), R66 million (US$9 million) and

R13 million (US$2 million) respectively. Progress on the other major projects continued, at Driefontein expenditure at the 1 and 5 shaft complex amounted to R16 million (US$2 million) and R7 million (US$1 million) was incurred on the 4 shaft pillar extraction project. At Kloof, expenditure on the 4 sub-vertical shaft amounted to R13 million (US$2 million) for the quarter and R24 million (US$3 million) was incurred on the 1 shaft pillar extraction project. At Beatrix, expenditure on the 3 shaft project amounted to R42 million (US$6 million) and R6 million (US$1 million) was incurred on development of the North Block at West shaft.

At the Ghanaian operations, capital expenditure at Tarkwa increased from R152 million (US$21 million) to R345 million (US$48 million) quarter on quarter mainly due to increased expenditure on the CIL expansion project which will increase capacity from 4.2 million tons per annum to 12.0 million tons per annum, and the Phase 5 heap leach project. Expenditure on these projects amounted to R85 million (US$12 million) at the CIL expansion project and R62 million (US$9 million) on the heap leach project. Capital expenditure continued on capital waste mining at the Teberebie cutback R60 million (US$8 million), on the joint power project R35 million (US$5 million) and expansion of the secondary fleet R35 million (US$5 million). Capital expenditure at Damang was virtually unchanged at R63 million (US$9 million) with the majority of this expenditure at the Damang cutback R50 million (US$7 million) and the new leach tank at the plant R7 million (US$1 million).

At Choco 10 capital expenditure doubled from R17 million (US$2 million) to R33 million (US$5 million) with the majority of this expenditure on resource definition exploration and the water exploration drilling project.

In Australia capital expenditure at St Ives was R155 million (A$26 million) compared with R148 million (A$26 million) in the previous quarter with the majority of this expenditure on mine development, a tailings dam upgrade and exploration. At Agnew, capital expenditure doubled to R60 million (A$10 million), with the increase largely incurred on upgrading accommodation. The majority of the balance was spent on development and exploration.

Capital expenditure at the Cerro Corona mine in Peru amounted to R650 million (US$90 million) in the June quarter compared with R335 million (US$46 million) in the March quarter. Refer to the Capital and Development Project section for more detail.

Proceeds on the sale of assets amounted to R41 million (US$6 million) and includes the sale of houses and sundry equipment at South Deep and Beatrix, and redundant mining equipment at Driefontein.

Purchase of investments for the quarter amounted to R100 million (US$14 million) and includes the purchase of 1.57 million Sino Gold shares at a cost of R55 million (US$8 million) which takes the Group's ownership interest to 17.5 per cent on an undiluted basis, the exercising of 1.38 million Mvela options for R23 million (US$3 million) and an investment in Emed Mining of R21 million (US$3 million).

Net cash flow from financing activities amounted to R337 million (US$18 million) which was the draw down on the Cerro Corona loan. The balance of the loans received is offset by the loan retired during the quarter as a consequence of a refinancing of existing debt at a cheaper cost.

Net cash outflow for the quarter was R26 million (US$37 million). After accounting for a translation gain of R8 million (US$37 million), the cash balance at the end of June was R2,310 million (US$323 million). The cash balance at the end of March was R2,328 million (US$323 million).

Detailed and operational review
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and Project Beyond as detailed below.

Project 400
Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

Reconciliation of achieved yields to gold reserves

Quarter ended	F2005	F2006*	March 2007*	June 2007**
Driefontein:				
Life of mine head grade as per published declarations˜	8.1	8.0	8.0	8.9
Life of mine head grade adjusted for estimated metallurgical recoveries	7.8	7.8	7.8	8.6
Driefontein (underground yields achieved)	8.3	8.1	7.6	7.6
Kloof:				
Life of mine head grade as per published declarations	10.5	10.0	10.0	10.2
Life of mine head grade adjusted for estimated metallurgical recoveries***	10.2	9.7	9.7	9.9
Kloof (underground yields achieved)	9.1	8.7	8.0	8.3
Beatrix:				
Life of mine head grade as per published declarations	5.5	5.5	5.5	5.5
Life of mine head grade adjusted for estimated metallurgical recoveries	5.3	5.3	5.3	5.3
Beatrix (underground yields achieved) ˜˜	5.0	5.2	4.6	4.5
South Deep:				
Life of mine head grade as per published declarations	-	-	6.1	6.1
Life of mine head grade adjusted for estimated metallurgical recoveries	-	-	5.9	5.9
South Deep (underground yields achieved)	-	-	6.1	5.7

* Based on reserve statement at 31 December 2005, except South Deep which is based on the reserve statement as at 30 June 2006. The acquisition of South Deep was effective from 1 December 2006.
** Based on the reserve statement as at 31 December 2006.
*** Kloof's life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to comparatively low volumes being mined from the high grade main shaft pillar.
˜ The increase in the Life of Mine head grade is due to an increase in the paylimit, which results in a lower tonnage at high grades, and an improved dilution.
˜˜ The lower yields compared with the Life of mine estimated yield was as a result of a low mine call factor in the March quarter and mining in lower grade areas in the June quarter. Steps are being taken to address this problem in financial 2008.

Project 100+
Project 100+ remains a dedicated focus for ongoing cost reduction through eliminating inefficiencies and ongoing investment in cost reductions.

The Eskom demand side management (DSM) projects are progressing well. During the quarter five new projects involving water control, thermal ice storage, ventilation fan control, compressed air control and energy efficient lighting were approved, and further projects are being developed in line with the Group energy strategy. The current projects alone, which are funded by Eskom, collectively shift 50 megawatt of load out of the peak tariff period resulting in an annual saving of more than R3 million by financial 2009. The estimated Eskom DSM savings for financial 2007 have exceeded R5 million, growing to R12 million in financial 2008 and R20 million by financial 2009.

The conversion from diesel to battery power for underground locomotives is progressing in line with plan, with the manufacture of locomotives underway along with the preparation of battery charging bays and the training of personnel. The project will deliver long term cost savings from lower operating costs and from the higher efficiency battery locomotives. An added benefit is improved environmental conditions underground. An underground rail track up-grade project has also commenced which will improve tramming efficiency underground.

The Pump Efficiency Monitoring project is targeted at redirecting maintenance efforts at water pumps that are less efficient. This will deliver savings in financial 2008 due to pumps operating at higher efficiency and lower pump repair costs.

Project Beyond
Gold Fields Project Beyond set out at the beginning of financial year 2005 to achieve contracted savings of around R200 to R300 million over three years. Financial year end 2007 represents the Project Beyond three year milestone and it can be reported that the cumulative stretch target of R311 million total contracted benefits has been achieved. Performance initiatives in respect of explosives have added a further R70 million in the form of additional revenue since the start of this specific project 18 months ago.

Over this same three year period extreme global commodity cost pressures were experienced due to major growth in demand and significant increases in key commodity input cost drivers like steel, copper, fuel, services, food, timber etc. with these input increases reaching record highs during 2006 and 2007. This resulted in an increase in price inflation during financial 2007, where the South African PPI index showed an increase of more than 11 per cent year-on-year for May and June 2007. Due to the Project Beyond benefits achieved Gold Fields was able to realise price increases of PPI less 3 per cent over each of the last 3 years.

During the June quarter an estimated annualised R29 million benefits were achieved. Around R26 million of these benefits came from added explosives performance by way of improved square meters delivery. The total cumulative benefits delivered for financial year 2007 amounts to R111 million. This is made up of various projects which include explosives efficiency and performance, rail upgrade savings, improved scrap sales, drill steel controls optimisation, as well as savings on engineering contracts and improved standards.

Although Project Beyond has successfully reached its three year targeted milestone, the focus for financial 2008 will remain on continued improvement initiatives around total cost leadership and productivity enhancement. Gold Fields believes the way to sustain healthy margins and buffer real inflation pressures will be through effective total cost management and investment in continued margin optimisation initiatives (explosives, performance, etc.). The cost optimisation drive will continue during financial year 2008, with specific attention on South Deep and in particular, a review of potential synergies between South Deep's procurement activities and those of the rest of the local operations.

Global Integrated Supply Chain and Strategic Sourcing Optimisation
During the June quarter global integrated supply chain initiatives in Australia and Peru delivered further total cost benefits of around US$2.5 million. Project Beyond Bullion in Australia achieved benefits through re-tendering (i.e. insurance, charter flights, vehicle spares, high pressure hoses and fittings, and cleaning services),

productivity process implementation, continuous Alliance mining partnering, total cost initiatives and multi-year contract benefits. In addition, the project procurement team in Peru recorded over US$1 million in import duty savings for the Cerro Corona project.

For the international operations the cumulative total cost benefits recorded for this financial year (F2007), including both new and carry over contracted cost benefits, added up to US$15 million. Cumulative total cost benefits estimated for the last three years in addition to the R311 million achieved at the South African operations stands at around US$27-30 million. Similar to Project Beyond's lowered baseline in South African, Australian and Ghanaian operations have in the last three years achieved increases year-on-year under country specific inflation (country inflation was around 3-4 per cent in Australia and 8-10 per cent in Ghana). This represents an exemplary result given the market conditions driving earth moving tyre shortages and related costs increases, higher contractor services, labour shortages and wage increases together with significant increases in drilling and cyanide rates, and self-generating power costs in Ghana specifically.

In Australia total cost optimisation focus will continue during financial year 2008 through continuing Project Beyond Bullion, added priority cost control and support in Ghana and efficiency optimisation focus in Venezuela. In Addition, with Peru going operational during this period there will be increased focus on establishing optimal input cost baselines and exploring larger group and regional synergies across the South American operations.

South African Operations
Driefontein

		June 2007	March 2007
Gold produced	- kg	8,103	7,814
	- 000'ozs	260.5	251.2
Yield - underground	- g/t	7.6	7.6
- combined	- g/t	4.9	4.8
Total cash costs	- R/kg	80,538	82,506
	- US$/oz	353	356

Gold production increased by 4 per cent from 251,200 ounces in the March quarter to 260,500 ounces in the June quarter. The increase in gold production was mainly due to an increase of 5 per cent in underground tonnage from 930,000 to 981,000. The underground yield was unchanged at 7.6 grams per ton. Surface tonnage decreased from 704,000 to 661,000 as lower grade surface tonnage was displaced with higher grade underground tonnage.

Main development activity for the quarter improved marginally but footwall drives continue to be impacted by seismicity at 1 and 5 shafts. On reef development has improved for the third straight quarter and the on reef value for the quarter was in line with expectation at 1,843 centimeters gram per ton.

Operating costs increased by 1 per cent from R677 million (US$94 million) to R684 million (US$96 million) mainly due to the increased production. Total cash costs decreased 2 per cent in rand terms from R82,506 to R80,538 per kilogram. In US dollar terms, total cash costs decreased 1 per cent from US$356 per ounce to US$353 per ounce.

Operating profit increased by 7 per cent from R510 million (US$71 million) in the March quarter to R548 million (US$77 million) in the June quarter due to the higher revenue.

Ongoing optimisation of the 9 shaft project has led to a change of scope and increased the capital vote from R3.2 billion to R4.1 billion. This change of scope minimises project timing and technical risk through replacing a series of four ventilation raise bore holes with a single sub vertical ventilation shaft. The project still provides attractive returns at current gold prices and continues to be robust at lower prices.

Capital expenditure increased from R196 million (US$27 million) to R298 million (US$41 million). The major portion of the increase in expenditure was on the 9 shaft project and ore reserve development. Shaft sinking on the 9 shaft project is planned to commence during the December 2007 quarter.

Gold production for the September quarter is forecast to be similar to the June quarter. The outlook for unit cost is dependent on the outcome of the annual wage increases. Capital expenditure for the coming 6 months will increase in line with the build up of shaft sinking activity at 9 shaft.

Kloof

		June 2007	March 2007
Gold produced	- kg	7,141	6,843
	- 000'ozs	229.6	220.0
Yield - underground	- g/t	8.3	8.0
- combined	- g/t	7.7	7.4
Total cash costs	- R/kg	87,019	90,180
	- US$/oz	382	389

Gold production at Kloof increased by 4 per cent from 220,000 ounces in the March quarter to 229,600 ounces in the June quarter. This was due to an increase in the underground yield from 8.0 grams per ton to 8.3 grams per ton driven by an improved operating performance at 7 shaft where volumes and values mined increased. The increase in yield was due to a 4 per cent increase in the value of the ore broken and an improved recovery rate. Total ore processed increased from 920,000 to 931,000 tons due to an increase in surface tonnage. Gold from surface remained insignificant at about 1 per cent of production.

Development at Kloof increased 15 per cent for the financial 2007 year and improvement continued during the quarter. On reef development is however not yet at planned levels or values and there is a drive to primarily push double back raises at 4 sub vertical shaft.

Operating costs increased marginally from R644 million (US$89 million) in the March quarter to R648 million (US$91 million) in the June quarter. As a result of the higher gold production, the total cash cost decreased by 4 per cent from R90,180 to R87,019 per kilogram. In US dollar terms total cash costs decreased by 2 per cent from US$389 to US$382 per ounce. Operating profit increased from R390 million (US$54 million) in the March quarter to R439 million (US$62 million) in the June quarter as a result of the increased gold revenue.

Capital expenditure at R209 million (US$29 million) increased by 8 per cent when compared with the previous quarter's expenditure of R193 million (US$27 million). The increase in expenditure was mainly on improvements to hostel accommodation and underground transport costs.

Gold production for the September quarter is forecast at similar levels, with costs dependent on the wage increases effective in July. Capital expenditure is planned to reduce in the coming quarter with lower expenditures on the 1 sub vertical shaft pillar, the KEA and the 4 sub vertical shaft projects.

Beatrix

		June 2007	March 2007
Gold produced	- kg	3,909	3,708
	- 000'ozs	125.7	119.2
Yield - underground	- g/t	4.5	4.6
Total cash costs	- R/kg	95,805	99,434
	- US$/oz	420	429

Gold production at Beatrix increased by 5 per cent from 119,200 ounces in the March quarter to 125,700 ounces in the June quarter. Tons milled increased from 807,000 tons to 864 000 tons in the June quarter as production volumes started to return to historical levels, partially offset by the various holiday periods during the quarter. The yield regressed slightly from 4.6 to 4.5 grams per ton as a result of slightly lower volumes from the higher grade areas. The mine call factor decline reported last quarter is being reversed and the mine achieved 87 per cent as against the 78 per cent reported in the March quarter.

Beatrix improved development by 22 per cent for financial 2007 and this continued in the current reporting quarter. On reef development has shown a steady improvement over the last 5 quarters and values for the quarter were on plan at 1,017 centimeter gram per ton. Four shaft on reef values improved to 1,638 centimeter grams per ton. These improvements will increase ore reserve flexibility which in turn will provide for more selective mining.

Operating costs quarter on quarter increased by 1 per cent, from R388 million (US$54 million) to R392 million (US$55 million). The increase in costs was mainly due to the higher production volumes and increased input costs. Total cash costs decreased 4 per cent from R99,434 per kilogram in the March quarter to R95,805 per kilogram in the June quarter, due to the increase in gold production and continued cost controls. In US dollar terms total cash costs decreased 2 per cent from US$429 to US$420 per ounce.

Beatrix posted an operating profit of R199 million (US$28 million) for the quarter compared with R175 million (US$24 million) in the March quarter as a result of the increased gold production.

Capital expenditure increased from R124 million (US$17 million) to R207 million (US$29 million) in the June quarter and includes ore reserve development, progress on the 3 shaft project and capital development at the West and South shafts.

Gold production in the September quarter is forecast to be similar to the June quarter. Unit costs will be dependent on the outcome of the annual wage increases. Capital expenditure will reduce during the coming quarter.

South Deep

		June 2007	March 2007
Gold produced	- kg	2,163	2,075
	- 000'ozs	69.5	66.7
Gold sold	- kg	2,163	2,321
	- 000'ozs	69.5	74.6
Yield - underground	- g/t	5.7	6.1
- combined	- g/t	4.9	4.3
Total cash costs	- R/kg	135,368	141,017
	- US$/oz	594	608

At South Deep gold produced increased marginally from 66,700 ounces to 69,500 ounces. Gold sales were down quarter on quarter due to the sale of 246 kilograms (8,000 ounces) in the March quarter which was included in inventory at the end of the December quarter. Total cash costs decreased from R141,017 to R135,368 per kilogram for the June quarter. Operating profit increased from R11 million (US$2 million) to R28 million (US$4 million) as a result of the increase in gold produced and sold during the quarter and the higher gold price.

Milled tonnage decreased from 483,000 tons to 437,000 tons due to a reduction in the low grade stockpiles treated. Underground volumes milled increased by 18 per cent from 309,000 to 366,000 tons. The mining mix within the drift and bench horizon and the intersecting of complex geological features within the VCR has negatively impacted underground grades. Underground yields were thus marginally lower than the March quarter's 6.1 grams per ton, at 5.7 grams per ton. Increased mining volumes are forecast to continue in the September quarter. The 95 1 west workshop is in the process of being commissioned which will then allow for the commissioning of a new mining fleet into the long Hole Stoping area. This provides another ore source to the mine and increase mining flexibility. The Long Hole Stoping programme is scheduled to commence in October.

A full review of the below 95 level development and equipping, the ventilation shaft deepening and the 94 level refrigeration plant and surface exploration drilling projects was completed during the quarter, culminating in approval by the Gold Fields Board of these revised projects. The capital votes for these project are R2.0 billion, R660 million, R163 million and R132 million respectively.

Capital expenditure doubled quarter on quarter to R164 million (US$23 million) and included expenditure primarily on the Twin shaft ventilation deepening and the 94 level refrigeration projects. Progress on the 94 level refrigeration project improved significantly during the quarter. This important project is required to reduce underground temperatures. It is planned to complete this project during the June 2008 quarter. However, it should be noted that a thorough review of the life of mine refrigeration and ventilation requirements is underway. The crucial below 95 level capital development project includes the commencement and completion of all the Twin shaft ancillary infrastructure and includes station, ore passes, ore pass silos, loading level, pump station, clear water and settlers development and equipping. In addition, multiple ends are to be equipped and developed to the east on 100, 105 and 110 levels to access the massive Elsburg packages. The adjudication of the contractors is underway and work on this project is anticipated to commence in the latter half of the September quarter. A 40 month surface exploration programme for 10 boreholes and 3 long inclined boreholes has commenced and will cover both the phase 1 and phase 2 areas of interest.

Staffing in the trackless section of the mine has been problematic. High turnover rates are being experienced as the labour market for these skills in South Africa is highly competitive. This has largely been addressed and the mechanised section has been re-staffed with skills.

The integration of South Deep into Gold Fields has provided synergies that are anticipated to translate into savings over the next year. SAP has been implemented successfully to synchronise with the Gold Fields platform and the Gold Fields commercial service division has been adopted as the primary service provider thus providing scope for synergies.

Gold production in the September quarter is forecast to increase only marginally due to infrastructure bottlenecks underground. These bottlenecks relate largely to a shortage in the number of orepasses and associated boxholes which should be addressed by the end of the next quarter. Cash costs in the short term will be dependent on the outcome of the wage negotiations. Capital costs will increase on the back of the current suite of projects.

International Operations
Ghana
Tarkwa

		June 2007	March 2007
Gold produced	- 000'ozs	170.5	174.3
Yield - Heap leach	- g/t	0.8	0.7
- CIL plant	- g/t	1.5	1.4
- Combined	- g/t	0.9	0.9
Total cash costs	- US$/oz	308	356

For the June quarter Tarkwa processed 5.64 million tons and produced 170,500 ounces of gold at an average yield of 0.94 grams per ton. This compares with the record tonnage of 5.89 million tons processed at a yield of 0.92 grams per ton, producing 174,300 ounces in the March quarter.

Total tons mined, including capital stripping, decreased marginally from 28.7 million tons to 28.5 million tons for the current quarter. Ore tons moved decreased slightly to 5.47 million tons, compared

with 5.65 million tons in the March quarter. The mined grade of 1.25 grams per ton in the June quarter is an improvement over the 1.21 grams per ton mined in the March quarter. The overall strip ratio for the quarter was 4.22 which is marginally higher than the 4.09 achieved in the March quarter. The strip ratio will continue to increase over the next few years as the pits deepen.

Total feed to the heap leach sections was 4.21 million tons at a head grade of 1.04 grams per ton compared with 4.37 million tons at a head grade of 1.0 gram per ton for the March quarter. The heap leach sections produced 101,100 ounces compared with the 103,700 ounces achieved in the March quarter. There was a net gold-in-process decrease of 317 ounces. The total feed to the CIL plant was 1.43 million tons compared with 1.52 million tons in the March quarter. The CIL plant produced 69,400 ounces in the June quarter compared with 70,600 ounces in the previous quarter.

Operating costs, including gold-in-process movements, decreased from US$62 million (R446 million) to US$53 million (R374 million) in the June quarter. The decrease was mainly due to a stock revaluation of US$9 million (R64 million) which related to low grade mined ore stockpiles. As a result, total cash costs decreased from US$356 per ounce to US$308 per ounce. Operating cost per ton processed, which excludes gold-in-process movements, was US$11.06 compared with the US$10.96 in the March quarter.

Operating profit was 17 per cent higher at US$61 million (R437 million) compared with US$52 million (R371 million) in the March quarter, with the higher gold price offsetting the lower gold production together with the effect of the revaluation of the mined stockpiles.

Capital expenditure more than doubled to US$48 million (R345 million) for the quarter due to expenditure on the Phase 5 heap leach project and the CIL expansion project of US$9 million and US$12 million respectively. Expenditure on the joint power project and pre-stripping at the Teberebie cutback continued.

Gold production for the September quarter will be slightly lower than the June quarter. Cash costs will increase in the September quarter compared with the June quarter, as the June quarter included the gold-in-process credit from the revaluation of the low grade stockpile.

Damang

		June 2007	March 2007
Gold produced	- 000'ozs	39.3	48.5
Yield	- g/t	1.0	1.1
Total cash costs	- US$/oz	572	454

Gold production for the June quarter was 39,300 ounces, which is 19 per cent down on the March quarter's 48,500 ounces. This was due to a premature failure of the eccentric bushing of the primary crusher, resulting in a major shutdown and several lost days of crushing high-grade fresh ore. The softer lower grade B3 stockpile was fed directly into the mill resulting in lower throughputs and recoveries and thus lower gold production.

Total tons mined, including capital stripping, amounted to 7.4 million tons marginally above plan, compared with 8.1 million tons in the March quarter. Ore mined amounted to 657,000 tons compared with 811,000 tons during the March quarter. The average mined grade increased to 1.47 grams per ton compared with 1.28 grams per ton last quarter. The overall strip ratio increased as planned to 10.24 from 9.04 during the March quarter.

Mill throughput for the quarter was 1.24 million tons at a head grade of 1.06 grams per ton, which is 10 per cent lower than the March quarter's 1.38 million tons processed at a head grade of 1.18 grams per ton. Yield also decreased 10 per cent from 1.1 to 1.0 grams per ton. Metallurgical recovery also decreased during the quarter, due to low CIL tank availability.

Operating costs, including gold-in-process movements, increased from US$22 million (R162 million) to US$23 million (R163 million).

The on-site power generation (in line with national load shedding requirements) was the main contributor to the higher costs. The total cost per ton processed at US$18.68 was higher than the previous quarter's US$16.11 per ton due to the increase in costs and lower volumes processed. Total cash costs increased from US$454 per ounce to US$572 per ounce, reflecting the lower gold production and higher costs.

Operating profit for the quarter at US$4 million (R24 million) was lower than the US$9 million (R65 million) achieved in the March quarter.

Capital expenditure was unchanged quarter on quarter at US$9 million (R63 million) with the majority of this expenditure incurred in mining the Damang pit cutback and the construction of the seventh carbon-in-leach tank at the processing plant.

Gold production is expected to increase by about 5 per cent in the September quarter compared with the June quarter. Pressure on operating costs will continue due to in-house power generation as a result of national load shedding requirements in the country but on a total cash cost per ounce basis costs should reduce quarter on quarter.

Venezuela
Choco 10

		June 2007	March 2007
Gold produced	- 000'ozs	7.4	8.2
Yield	- g/t	1.6	1.3
Total cash costs	- US$/oz	912	575

Gold production for the quarter decreased 10 per cent from 8,200 ounces to 7,400 ounces, mainly due to the lack of water to run the mill as indicated in previous guidance and a strike which impacted on production for almost 3 weeks during June.

Mining continued in the Pisolita, Coacia and the Rosika pits. Mined quantities were slightly lower than anticipated mainly as a result of lower than expected machinery availability, torrential rain in June and the industrial action. The grade mined for the quarter was 1.49 grams per ton compared with 1.58 last quarter. Lower grade material was stockpiled separately, allowing a processed head grade of 1.65 grams per ton compared with 1.61 grams per ton in the March quarter.

Total mill throughput for the quarter decreased from 191,000 tons to 147,000 tons due to the water shortage. The water problem abated at the end of June due to significant rainfall providing water to the dam and ground water for a series of water wells.

Operating costs, including gold-in-process movements, amounted to US$9 million (R65 million) compared with US$6 million (R45 million) in the March quarter. This increase was mainly due to labour cost increases resulting from negotiations between management and the union, though the negotiations are still to be finalised. Rentals on mining equipment increased due to downtime on equipment which required servicing during the quarter. Total cash costs increased from US$575 per ounce to US$912 per ounce driven by the low level of production and the additional costs referred to earlier. An operating loss of US$3 million (R19 million) was realised compared with a loss of US$1 million (R6 million) in the March quarter.

Capital expenditure amounted to US$5 million (R33 million) for the quarter compared with US$2 million (R17 million) in the March quarter. The majority of this expenditure was on resource definition exploration which has identified an additional shallow mineralised zone in the hanging wall of the Coacia deposit. Drilling is continuing to define the extent of this mineralisation which should have a short to medium-term impact on mine design and contribute to reserve growth. The permit to extract water from the Yuruari River has not yet been granted by Government departments and construction of the pipeline cannot commence without this permit. Discussions are ongoing with the relevant government ministries in Venezuela.

Gold production for the September quarter is expected to increase to around 15,000 ounces, provided the rainy season continues to deliver a good level of water to the containment reservoirs and absent any further industrial relation issues.

Australia
St Ives

		June 2007	March 2007
Gold produced	- 000'ozs	119.5	119.4
Yield - Heap leach	- g/t	0.5	0.5
- Milling	- g/t	3.1	2.9
- Combined	- g/t	2.4	2.1
Total cash costs	- A$/oz	591	511
	- US$/oz	491	401

Gold production for the quarter was similar to last quarter's at 119,500 ounces. Gold production from the Lefroy mill was unchanged at 111,300 ounces. Higher grade ore from underground and open pit sources was offset by lower tonnage milled due to a major mill shutdown during the quarter and a release of 3,000 ounces from gold in circuit. Heap leach production at 8,200 ounces this quarter was similar to the previous quarter.

During the quarter 3.4 million bank cubic metres (BCMs) of ore and waste, which includes waste classified as capital for accounting purposes, were mined from the open pit operations compared with 2.4 million BCM in the previous quarter. The average strip ratio including capital waste peaked at 9.0 in the June quarter compared with 8.5 previously with the commencement of the cutbacks of the Leviathan, Pluton, Revenge and Cave Rocks pits, and on-going development of the North Revenge pit. Open pit operations produced 1.0 million tons of ore for the quarter, compared with 0.7 million tons for the previous quarter. The open pit ore grade decreased to 2.0 grams per ton compared with 2.3 grams per ton in the previous quarter. The majority of ore was mined from the lower grade North Revenge pit together with the Leviathan cutback and Thunderer pits. The Delta North pit was completed during the quarter.

Underground operations produced 297,000 tons of ore at 5.7 grams per ton for the quarter compared with 317,000 tons at 5.5 grams per ton in the previous quarter. The majority of this decrease was due to the completion of mining of the Conqueror reserve. This reduced the production from the Argo complex from 137,000 tons at 5.9 grams per ton to 114,000 tons at 6.4 grams per ton this quarter.

Operating costs, including gold-in-process movements, increased to A$74 million (R433 million) from A$63 million (R358 million) in the March quarter. This increase was due to an increase in maintenance costs at the Lefroy mill of A$3 million (R18 million) and an increase in mining costs from mining the more expensive Leviathan and North Revenge cutbacks, compared with mining the now depleted Delta pit in the March quarter. As a result of the above factors, total cash costs increased from A$511 per ounce (US$401 per ounce) in the March quarter to A$591 per ounce (US$491 per ounce) for the June quarter.

Operating profit decreased from A$36 million (R202 million) to A$23 million (R137 million) due to the lower gold price compounded with increased costs. Unlike the US dollar gold price, which increased quarter on quarter, the gold price in Australian dollars at St Ives decreased from A$828 to A$810 per ounce quarter on quarter. This decrease was due to the 6 per cent stronger Australian dollar when compared with the US dollar.

Capital expenditure at A$26 million (R155 million) was unchanged quarter on quarter. Mine development capital of A$11 million (R66 million) included commencement of development at the Leviathan pit cutback and Belleisle underground mine and continuation of development of the North Revenge pit and Argo underground mine. Processing capital works cost A$8 million (R49 million) which included the construction of the North Orchin emergency tailings disposal system and the installation of an agglomeration drum at the heap leach circuit. Capitalised exploration expenditure was A$5 million (R30 million) for the quarter.

Gold production for the September quarter is expected to decrease by about 15 per cent compared with the June quarter due to the completion of the Delta North and Thunderer pits, and the underground Conqueror operation. These operations will be replaced by lower grade ore from the existing pits. Production should return to prior quarter's levels in the second half of financial 2008 as new underground sources come on stream. Cash costs should increase marginally due to the lower production in the September quarter.

Agnew

		June 2007	March 2007
Gold produced	- 000'ozs	53.5	46.6
Yield	- g/t	4.9	4.5
Total cash costs	- A$/oz	476	426
	- US$/oz	395	334

Gold production for the June quarter was 53,500 ounces, which was 15 per cent higher than the March quarter's 46,600 ounces. This production increase was due to the combined yield increasing from 4.5 grams per ton to 4.9 grams per ton quarter on quarter. This increase was due to improved grades at Songvang and a more optimised mill feed blend between Songvang and higher grade underground production.

Ore mined from underground declined in the June quarter to 77,000 tons at a grade of 10.0 grams per ton compared with 98,000 tons at 9.7 grams per ton in the March quarter. This was mainly due to reduced tonnages from Kim South as stopes came on line slightly behind schedule due to a change in mining method. However, this was offset by a substantial increase in volumes mined at the Songvang open pit, which increased from 451,000 tons at a grade of 2.2 grams per ton in the March quarter to 525,000 tons at a grade of 3.6 grams per ton in the June quarter. Approximately half of the tons mined from Songvang were stockpiled due to processing constraints particularly given the need to give priority in the processing of higher grade underground material. This stockpiling resulted in a significant gold-in-process credit for the quarter.

The increase in production from Songvang was achieved despite a two week interruption for grade control drilling. The strip ratio decreased from 3.7 in the March quarter to 1.6 in the June quarter as the pit nears completion, estimated at the end of August.

Operating costs, including gold-in-process movements, were unchanged at A$17 million (R101 million). The increase in mining costs at Songvang, where costs increased due to an increase in waste normalisation charges in line with higher mining volumes was offset by increased gold-in-process credits as highlighted above. Total cash costs increased from A$426 per ounce (US$334 per ounce) to A$476 per ounce (US$395 per ounce) for the quarter. The increase in cash costs is due to the inclusion of higher waste normalisation charges at Songvang in line with increased production from the pit and lower overall ounces in revenue from the pit than originally anticipated. Operating profit increased from A$22 million (R122 million) in the March quarter to A$27 million (R157 million) due to the increase in gold revenue.

Capital expenditure doubled to A$10 million (R60 million) in the June quarter. The majority of this increase was due to progress payments for the upgrading of mine accommodation, combined with increased capital development at Kim Lode. Capitalised exploration expenditure increased by A$3 million (R17 million) quarter on quarter.

Gold produced during the September quarter is expected to be slightly lower than the June quarter. Cash costs should remain steady quarter on quarter.

Year ended 30 June 2007 compared with year ended 30 June 2006

Group attributable gold production decreased 1 per cent from 4.07 million ounces for the year ended June 2006 to 4.02 million ounces produced in financial 2007.

At the South African operations gold production decreased from 2.66 to 2.65 million ounces. Driefontein decreased by 12 per cent to 1.02 million ounces mainly due to lower underground and surface grades. Kloof increased marginally to 0.92 million ounces, with lower surface and underground grades offset by higher tonnage. Gold production at Beatrix decreased by 9 per cent to 0.54 million ounces due to lower grades. Part of this shortfall was offset by South Deep, acquired on 1 December 2006, which produced 0.17 million ounces for the 7 months to end June.

At the international operations total gold production decreased from 1.69 million ounces in financial 2006 to 1.64 million ounces in financial 2007. In Ghana, Damang's gold production decreased 20 per cent to 0.19 million ounces due to a reduction of available high grade fresh ore tonnages mined and processed. Tarkwa was marginally lower at 0.70 million ounces. In Australia, St Ives and Agnew both decreased by about 3 per cent to 0.49 and 0.21 million ounces respectively. The decrease at St Ives was due to a reduction of high grade underground ore from Junction and East Repulse, which was replaced with lower grades surface ore. At Agnew, the decrease was due to an increase in ore mined from the lower grade Songvang open pit, which replaced depleted high grade underground ore. At Choco 10, gold production doubled to 0.056 million ounces as financial 2006 only included production from the acquisition date of 1 March 2006.

Revenue increased by 35 per cent in rand terms (increased 20 per cent in US dollar terms) from R14,605 million (US$2,282 million) to R19,693 million (US$2,735 million). The higher average gold price of R147,623 per kilogram (US$638 per ounce) compared with R107,918 per kilogram (US$524 per ounce) achieved in F2006 more than offset the lower production.

Operating costs, including gold-in-process movements, increased from R9,525 million (US$1,488 million) to R12,193 million (US$1,694 million), an increase of R2,688 million (US$206 million) or 28 per cent. This increase was mainly due to the acquisition of South Deep which added R720 million (US$100 million) for the seven months of operation, Choco 10 added a further R233 million (US$31 million) in its first full year, R420 million was due to translating costs at the weaker rand, with the majority of the balance due to above inflation wage increases in South Africa, the significant price increase of important inputs – namely fuel, steel and cyanide to mention but a few at all the operations, increased power costs in Ghana and the increased royalty at St Ives. Exchange rates weakened from an average of US$1 = R6.40 to US$1 = R7.20, or 13 per cent and from A$1 = R4.79 to A$1 = R5.65, 18 per cent year on year. Added to this was the increase in volumes required to maintain gold production as grades on average decreased by 4 per cent year on year for the Group. Total cash costs for the Group in rand terms, year on year, increased 28 per cent from R67,988 per kilogram (US$330 per ounce) to R87,070 per kilogram (US$376 per ounce) due to the above factors.

At the South African operations operating costs, increased by 23 per cent from R6,105 million to R7,478 million for the year. The increase excluding South Deep was 11 per cent. This was due to the above inflation wage increases, an increase in on-reef development and the increase in certain input costs such as steel and food, partially offset by the cost saving initiatives implemented over the year. Unit cash costs increased 18 per cent from R73,802 to R86,908 per kilogram due to the inclusion of South Deep, which averaged R137,689 per kilogram for the seven months, and the cost increases at the other South African operations and the lower production. Excluding South Deep cash costs increased from R73,802 to R83,511 per kilogram an increase of 13 per cent. At the international operations unit cash costs increased by 22 per cent from US$309 per ounce to US$377 per ounce, mainly due to higher power costs in Ghana due to load shedding, increased maintenance costs of the mining fleet at Tarkwa, increased costs at Agnew due to increased mining and processing of the Songvang open pit and the combined effect of higher stripping ratios and increased cost of inputs driven by the commodities boom.

Operating profit increased from R5,139 million (US$803 million) to R7,746 million (US$1,076 million), with the Group benefiting from the higher gold price in all currencies.

After accounting for taxation and sundry items net earnings were R2,363 million (US$328 million) for the year, compared with R1,544 million (US$241 million) in the previous year. The increase in earnings was largely due to the 51 per cent increase in operating profit.

Earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items amounted to R2,298 million (US$319 million) this year compared with R1,386 million (US$217 million) in financial 2006.

Capital and development projects

Cerro Corona

During the quarter community relationships remained stable on the Cerro Corona project site. While community employment and contracting levels are significant at this point in time, these will decline as construction activities tail off through the latter part of the calendar year, presenting a possible catalyst for social discontent. Strategies have been developed to reduce the impact of this. The Community stakeholder participation remains high with over 50 local contractors and suppliers while almost 1,000 of the 1600 people working on site are from local communities.

During the quarter the focus of mining activities shifted from surface mining or oxide and waste to the generation of construction materials for various site structures. The mining fleet was transferred from the Cerro Corona mine to one of three rock quarries within the project boundary. Over the next two quarters the mining fleet will focus on production of construction materials, from both the surface mine and quarries on the project site, for haul road and tailing embankment construction. A total of 1.45 million tons was excavated from the Cerro Corona mine this quarter (March 2.3 million tons), of which approximately 93 per cent was overburden, with the balance being oxide ore for stockpiling. Surface mine development has progressed to the point that further mining of sulfide ore and overburden will only take place upon commissioning of the concentrator early in calendar 2008. Mining progress is no longer on the critical path for project start up. Unit mining cost performance, at US$1.75 per ton was in line with expectation.

During the quarter engineering efforts shifted to the Cerro Corona mine site in support of field construction efforts. On the procurement front, save for one, all major construction packages have now been awarded and are in process.

Design of the tailing embankment has been finalised. Recognising the scale and complexity of the tailing facility, rigorous review has taken place internally and externally, including an Independent Geotechnical and Tailing Dam Review Board (IGTRB).

On the construction front, 3 major milestone were achieved by quarter end:
- The large haul road from the plant site down to the tailings dam embankment was completed.
- Stripping and preparation of the tailings embankment footprint and keyway was complete and placement of the under drain material commenced as did grouting.
- The SAG mill shell was positioned on its foundations.

Completion of construction is forecast for early January 2008, and the project is still expected to commence ore treatment in that month, with shipment of concentrates commencing in that quarter. The greatest schedule risk remains delays in completion of the tailing embankment.

During the quarter cumulative construction commitments reached US$300 million (March US$220 million) while total capital expenditure in the quarter was US$90 million (March US$46

million). Although cost pressures remain extreme the total capital construction cost for the project remains forecast at approximately US$343 million.

Exploration and corporate development

Gold Fields completed drilling on seven projects during the quarter on its greenfield exploration sites. At the Essakane project in Burkina Faso (GFI earning 60 per cent), the bankable feasibility study is progressing with completion estimated before the end of the calendar year. Several exploration targets were tested on the extensive land holdings in the district by air core drilling through shallow cover.

On the Sankarani project (GFI earning 65 per cent) in south-western Mali, presently operated by partner Glencar Mining plc (AIM: "GEX"), reverse circulation ("RC") drilling was completed on Kabaya South and Sanioumale targets. Under the terms of the option agreement, Gold Fields has earned the right to an effective 25 per cent interest in the project through its interest in Glencar BVI, a holding company which owns 95 per cent of the Malian company that owns the asset. At the 80 per cent owned Kisenge project in the southern DRC, a second phase of diamond drilling began in late May. This phase is intended to systematically test the seven kilometer Mpokoto anomaly at Kisenge. Mpokoto is one of fourteen identified targets on the project of which seven will be drilled in this next programme.

In Kyrgyzstan, Gold Fields has an option to joint venture the Talas project via its equity placement in Lero Gold Corp (TSX-V: "LER"). Geophysical work is in progress and a 2,700 metre diamond drilling programme will follow.

At the Central Victoria project in Australia, aircore and diamond drilling continued to define the newly discovered parallel trend located to the east of Lockington trend. Results received to date support two potentially significant mineralised trends but we have yet to attain consistent intersections defining an underground minable resource. The programme is still in the early stages of evaluating these mineralised trends discovered under shallow cover. At the New South Wales generative programme being completed with a subsidiary company owned by GeoInformatics Exploration Inc (TSX Venture: "GXL"), an aircore and RC drilling programme was started during the quarter. Our partners (GXL) completed a successful float of Clancy Exploration, their subsidiary that holds this project and raised A$5 million. Most drilling in southeastern Australia was curtailed during June due to extensive rain making access difficult.

In the El Callao district in Venezuela, adjacent to Choco 10, drilling was completed on the El Choco and Avila targets and commenced on the La Pinta and La Victoria targets. On the Dominican Republic joint venture with partner GoldQuest Mining Corp (TSX Venture: "GQC"), geophysical and geochemical work continues to develop further drill targets.

On 22 June 2007 Gold Fields' wholly-owned subsidiary Gold Fields Exploration B.V. ("Gold Fields Exploration") exercised warrants to acquire 1,200,000 common shares of GoldQuest Mining Corp for an exercise price of CAN$0.30 per common share. This represents approximately 2.43 per cent of the outstanding common shares of GoldQuest. Following its exercise of these warrants, Gold Fields Exploration holds approximately 10.85 per cent of the outstanding common shares of GoldQuest. While Gold Fields Exploration has no current intention to acquire additional securities of GoldQuest in the immediate future, it may increase or decrease its interest in GoldQuest at prices which it determines to be attractive, at any time.

Corporate

Gold Fields announces Mineral Resources and Ore Reserves

On 6 June 2007 Gold Fields published its Mineral Resource and Ore Reserve Statement for the 12 month period to 31 December 2006.

Total attributable precious metal Mineral Resources, inclusive of Ore Reserves, increased by 40 per cent to 251.7 million ounces and total attributable Ore Reserves increased by 44 per cent to 93.8 million ounces. Both numbers are net of 12 months' depletion and include the acquisition of South Deep gold mine.

The Resource and Reserve Statement has been audited by a leading independent global mining consultancy and is SAMREC compliant and aligned to the requirements of the Sarbanes-Oxley Act.

The full Mineral Resource and Ore Reserve declaration Supplement is available on the Gold Fields website.

Gold Fields acquires an additional 16.2 million ounces adjacent to South Deep

An agreement has been reached in terms of which JCI Limited (JCI) and Randgold & Exploration Company Limited (R&E) will relinquish certain rights which they have to ground contiguous to South Deep Gold Mine (South Deep) for a consideration of R400 million (US$60 million) plus VAT.

The agreement is subject to, inter alia, the approval of shareholders representing at least 50 per cent of the shares entitled to vote at general meetings of both JCI and R&E. The JCI and R&E shareholders meetings are expected to take place during the last week of September.

Irrevocable undertakings of support for the proposed transaction have been received from shareholders representing 57 per cent of JCI shares and 52 per cent of R&E shares entitled to vote at the respective meetings.

The transaction, if implemented, will result in Western Areas (a 100 per cent subsidiary of Gold Fields Limited) owning 74 per cent of a company which holds the exploration rights to the ground in question, with Peotona Gold, a black empowerment company, holding the balance.

It is estimated that the contiguous ground, immediately to the East of South Deep, contains an indicated resource of approximately 16.2 million ounces of gold at a cut off grade of 5 grams per ton. This ground could be accessed through the existing South Deep Infrastructure.

Awards

Gold Fields has for the fifth consecutive year received top awards from the Investment Analysts of Southern Africa. The Group was given the Squirrel award for 2006 for best reporting and communication in the resources, diamonds, precious metals and minerals category. We also again received the Samrec/IASA award for best reporting of mineral resources and reserves according to the Samrec code.

In addition, our Damang mine in Ghana received the Ghana Environmental Protection Agency Award for the third consecutive year for being the most environmentally committed mining company in that country.

New Executive appointments
Vice President Exploration

Following the resignation of Craig Nelsen from the position of head of exploration, Tommy McKeith will be returning to Gold Fields with effect from 1 October 2007 as a replacement for Craig.

Prior to his position as Chief Executive Officer at Troy Resources NL, Tommy was employed at Gold Fields as Vice President, Business Development. His experience at Gold Fields included sixteen years in business development and mine and exploration geology in the international mining sector.

Investor Relations

Because of the growing importance of the United States market to Gold Fields and the recent departure of Cheryl Martin, who used to be our Investor Relations representative there, we have decided to redeploy Willie Jacobsz to head up our investor and media relations effort in North America. He will be based in Boston.

As a consequence, Willie will relinquish executive responsibility for the Corporate Affairs and Communication portfolios to Nerina Bodasing. Nerina will also retain her current portfolio of Investor Relations for the Group. Her new title will be Senior Vice President: Head of Investor Relations and Corporate Affairs, which is a promotion for Nerina.

Dividend

In line with the Company's policy of paying out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:

- final dividend number 67:	95 SA cents per share	
- last date to trade cum-dividend:	Friday	17 August 2007
- sterling and US dollar conversion date:	Monday	20 August 2007
- trading commences ex-dividend:	Monday	20 August 2007
- record date:	Friday	24 August 2007
- payment date:	Monday	27 August 2007

Share certificates may not be dematerialised or rematerialised between Monday, 20 August 2007 and Friday, 24 August 2007, both dates inclusive.

Change in accounting policy
Capitalisation of costs relating to Ore Reserve Development (ORD)

On 1 July 2006, the Group changed its accounting policy for Ore Reserve Development ("ORD") costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period presented in terms of IAS 8 Accounting policies, changes in accounting estimates and errors.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group's policy with those of its global industry peers.

The effect of the change in accounting policy for the last 3 years is an after tax net credit to earnings of:

F2006	-	R155.5 million
F2005	-	R143.2 million
F2004	-	R397.3 million

The impact of the change in accounting policy for the June 2007 quarter, is a net credit to earnings of R39 million. The net credit to earnings in the March 2007 quarter amounted to R75 million. For the June 2006 quarter the impact was a net credit to earnings of R41 million.

The corresponding entry for the above adjustments was to increase property, plant and equipment and deferred tax liabilities.

Provisional accounting for South Deep

The acquisition of South Deep has been accounted for on a provisional basis in accordance with IFRS 3. This has resulted in the recognition of goodwill amounting to R4.4 billion.

Outlook

Gold production for the September quarter is forecast to be similar to the June quarter, while the level of cash costs is dependent on the outcome of the wage negotiations at the South African operations.

Basis of accounting

The unaudited results for the quarter and year have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June 2007 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.

Audit review

The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of JSE Limited by the Company's auditors, PricewaterhouseCoopers Inc. Their unqualified review opinion is available upon request from the Company Secretary and on the web site.

I.D. Cockerill
Chief Executive Officer
1 August 2007

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter			Year ended	
		June 2007	March 2007	Restated June 2006	June 2007	Restated June 2006
Revenue		5,112.6	4,994.2	4,369.0	19,693.1	14,604.7
Operating costs, net		3,163.0	3,154.1	2,495.8	11,947.4	9,465.9
- Operating costs		3,289.7	3,165.2	2,518.5	12,193.2	9,524.7
- Gold inventory change		(126.7)	(11.1)	(22.7)	(245.8)	(58.8)
Operating profit		1,949.6	1,840.1	1,873.2	7,745.7	5,138.8
Amortisation and depreciation		871.5	704.3	573.0	3,001.6	2,074.6
Net operating profit		1,078.1	1,135.8	1,300.2	4,744.1	3,064.2
Net interest (paid)/received		(59.5)	(111.9)	(5.0)	(181.3)	5.7
(Loss)/gain on foreign exchange		(32.1)	(379.7)	40.0	(151.1)	120.5
Gain/(loss) on financial instruments		39.3	(35.2)	23.8	(24.5)	(24.0)
Other expenses		(10.1)	(26.8)	(55.6)	(129.5)	(186.9)
Exploration		(89.1)	(75.6)	(94.0)	(295.2)	(247.9)
Profit before tax and exceptional items		926.6	506.6	1,209.4	3,962.5	2,731.6
Exceptional gain		35.2	192.0	6.2	243.7	63.9
Profit before taxation		961.8	698.6	1,215.6	4,206.2	2,795.5
Mining and income taxation		365.9	261.9	491.7	1,572.2	1,023.9
- Normal taxation		140.2	232.5	227.0	883.8	578.3
- Deferred taxation		225.7	29.4	264.7	688.4	445.6
Net profit		595.9	436.7	723.9	2,634.0	1,771.6
Attributable to:						
- Ordinary shareholders		527.5	370.4	645.2	2,362.5	1,544.1
- Minority shareholders		68.4	66.3	78.7	271.5	227.5
Exceptional items:						
Profit on sale of investments		5.6	182.3	10.0	193.0	40.3
Profit/(loss) on sale of assets		32.4	10.0	(0.9)	53.5	23.6
Impairment of assets		(2.8)	-	-	(2.8)	-
Other		-	(0.3)	(2.9)	-	-
Total exceptional items		35.2	192.0	6.2	243.7	63.9
Taxation		(14.0)	(49.2)	2.8	(69.0)	(11.9)
Net exceptional items after tax and minorities		21.2	142.8	9.0	174.7	52.0
Net earnings		527.5	370.4	645.2	2,362.5	1,544.1
Net earnings per share (cents)		81	60	130	423	313
Diluted earnings per share		77	57	120	398	298
Headline earnings		506.3	227.6	634.6	2,187.8	1,492.1
Headline earnings per share (cents)		78	37	128	392	303
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items		488.4	512.0	576.8	2,298.4	1,385.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)		75	83	117	412	281
Gold sold – managed	kg	33,454	33,034	33,875	133,401	135,332
Gold price received	R/kg	152,825	151,184	128,974	147,623	107,918
Total cash costs	R/kg	92,273	92,490	70,899	87,070	67,988

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter			Year ended	
		June 2007	March 2007	Restated June 2006	June 2007	Restated June 2006
Revenue		718.5	692.6	682.7	2,735.2	2,282.0
Operating costs, net		444.4	437.3	389.9	1,659.4	1,479.0
- Operating costs		462.0	438.9	393.5	1,693.5	1,488.2
- Gold inventory change		(17.6)	(1.6)	(3.6)	(34.1)	(9.2)
Operating profit		274.1	255.3	292.8	1,075.8	803.0
Amortisation and depreciation		122.3	97.7	89.6	416.9	324.2
Net operating profit		151.8	157.6	203.2	658.9	478.8
Net interest (paid)/received		(8.4)	(15.4)	(0.8)	(25.2)	0.9
(Loss)/gain on foreign exchange		(4.5)	(52.5)	6.5	(21.0)	19.1
Gain/(loss) on financial instruments		5.4	(4.8)	3.5	(3.4)	(4.0)
Other expenses		(1.5)	(3.7)	(8.7)	(18.0)	(29.2)
Exploration		(12.5)	(10.5)	(14.7)	(41.0)	(38.7)
Profit before tax and exceptional items		130.3	70.7	189.0	550.3	426.9
Exceptional gain		5.0	26.5	1.0	33.8	10.0
Profit before taxation		135.3	97.2	190.0	584.1	436.9
Mining and income taxation		51.6	36.4	76.8	218.4	160.0
- Normal taxation		20.0	32.2	35.5	122.8	90.4
- Deferred taxation		31.6	4.2	41.3	95.6	69.6
Net profit		83.7	60.8	113.2	365.7	276.9
Attributable to:						
- Ordinary shareholders		74.1	51.6	100.9	328.0	241.4
- Minority shareholders		9.6	9.2	12.3	37.7	35.5
Exceptional items:						
Profit on sale of investments		0.9	25.2	1.6	26.8	6.3
Profit/(loss) on sale of assets		4.5	1.4	(0.1)	7.4	3.7
Impairment of assets		(0.4)	-	-	(0.4)	-
Other		-	(0.1)	(0.5)	-	-
Total exceptional items		5.0	26.5	1.0	33.8	10.0
Taxation		(2.0)	(6.8)	0.4	(9.6)	(1.9)
Net exceptional items after tax and minorities		3.0	19.7	1.4	24.2	8.1
Net earnings		74.1	51.6	100.9	328.0	241.4
Net earnings per share (cents)		11	8	20	59	49
Diluted earnings per share		11	7	18	55	47
Headline earnings		71.1	31.9	99.2	303.8	233.1
Headline earnings per share (cents)		11	5	20	54	47
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items		68.9	71.0	90.1	319.2	216.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)		11	11	18	57	44
South African rand/United States dollar conversion rate		7.09	7.21	6.39	7.20	6.40
South African rand/Australian dollar conversion rate		5.89	5.66	4.77	5.65	4.79
Gold sold – managed	ozs (000)	1,076	1,062	1,089	4,289	4,351
Gold price received	$/oz	670	652	628	638	524
Total cash costs	$/oz	405	399	345	376	330

Balance sheet

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2007	Restated June 2006	**June 2007**	Restated June 2006
Property, plant and equipment	**41,970.8**	24,316.1	**5,870.0**	3,272.7
Goodwill	**4,458.9**	-	**623.7**	-
Non-current assets	**627.7**	484.0	**87.8**	65.1
Investments	**2,272.4**	2,483.9	**317.8**	334.3
Current assets	**6,061.2**	4,351.2	**847.7**	585.6
- Other current assets	**3,751.1**	2,733.7	**524.6**	367.9
- Cash and deposits	**2,310.1**	1,617.5	**323.1**	217.7
Total assets	**55,391.0**	31,635.2	**7,747.0**	4,257.7
Shareholders' equity	**37,106.3**	20,001.5	**5,189.7**	2,692.0
Deferred taxation	**5,979.6**	5,551.3	**836.3**	747.1
Long-term loans	**6,170.5**	2,021.6	**863.0**	272.1
Environmental rehabilitation provisions	**1,414.1**	1,079.3	**197.8**	145.3
Post-retirement health care provisions	**21.0**	18.0	**2.9**	2.4
Current liabilities	**4,699.5**	2,963.5	**657.3**	398.8
- Other current liabilities	**3,980.9**	2,641.8	**556.8**	355.5
- Current portion of long-term loans	**718.6**	321.7	**100.5**	43.3
Total equity and liabilities	**55,391.0**	31,635.2	**7,747.0**	4,257.7
South African rand/US dollar conversion rate			**7.15**	7.43
South African rand/Australian dollar conversion rate			**6.06**	5.44

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2007	Restated June 2006	**June 2007**	Restated June 2006
Balance at the beginning of the financial year	**20,001.5**	16,534.1	**2,692.0**	2,467.8
Effect of change in accounting policy – capitalisation of ORD costs	**-**	540.5	**-**	80.7
Issue of share capital	**78.7**	1.3	**10.9**	0.2
Increase in share premium	**18,398.2**	116.7	**2,561.5**	18.2
Loss on transacting with minorities	**(3,559.9)**	-	**(495.9)**	-
Net revaluation surplus arising on acquisition of subsidiaries	**-**	168.7	**-**	27.3
Marked to market valuation of listed investments	**205.7**	431.7	**28.6**	67.4
Dividends paid	**(1,141.4)**	(477.7)	**(159.7)**	(74.8)
Increase in share-based payment reserve	**90.0**	67.6	**12.5**	10.6
Profit attributable to ordinary shareholders	**2,362.5**	1,544.1	**328.0**	241.4
Profit attributable to minority shareholders	**271.5**	227.5	**37.7**	35.5
Increase/(decrease) in minority interests	**253.7**	28.5	**(13.0)**	4.1
Currency translation adjustment and other	**145.8**	818.5	**187.1**	(186.4)
Balance as at the end of June	**37,106.3**	20,001.5	**5,189.7**	2,692.0

Reconciliation of headline earnings with net earnings

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2007	Restated June 2006	**June 2007**	Restated June 2006
Net earnings	**2,362.5**	1,544.1	**328.0**	241.4
Profit on sale of investments	**(193.0)**	(40.3)	**(26.8)**	(6.3)
Taxation effect of profit on sale of investments	**48.6**	1.9	**6.8**	0.3
Profit on sale of assets	**(53.5)**	(23.6)	**(7.4)**	(3.7)
Taxation effect of profit on sale of assets	**20.4**	10.0	**2.8**	1.6
Other after tax adjustments	**2.8**	-	**0.4**	(0.2)
Headline earnings	**2,187.8**	1,492.1	**303.8**	233.1
Headline earnings per share – cents	**392**	303	**54**	47
Based on headline earnings as given above divided by 558,259,686 - F2007 (492,922,941 - F2006) being the weighted average number of ordinary shares in issue for the period.				

Cash flow statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	June 2007	March 2007	Restated June 2006	**June 2007**	Restated June 2006
Cash flows from operating activities	**1,969.3**	(2,615.1)	1,742.3	**2,344.7**	4,284.1
Profit before tax and exceptional items	**926.6**	506.6	1,209.4	**3,962.5**	2,731.6
Exceptional items	**35.2**	192.0	6.2	**243.7**	63.9
Amortisation and depreciation	**871.5**	704.3	573.0	**3,001.6**	2,074.6
Change in working capital	**274.0**	(131.8)	134.3	**(168.8)**	(23.8)
Taxation paid	**(136.7)**	(177.6)	(81.3)	**(714.7)**	(351.0)
Settlement of Western Areas hedge	**-**	(3,893.8)	-	**(3,893.8)**	-
Other non-cash items	**(1.3)**	185.2	(99.3)	**(85.8)**	(211.2)
Dividends paid	**-**	(585.5)	(45.9)	**(1,141.4)**	(477.7)
Ordinary shareholders	**-**	(585.5)	-	**(1,130.9)**	(394.5)
Minority shareholders in subsidiaries	**-**	-	(45.9)	**(10.5)**	(83.2)
Cash flows from investing activities	**(2,331.8)**	(1,419.8)	(1,795.0)	**(15,194.6)**	(6,261.0)
Capital expenditure – additions	**(2,190.4)**	(1,341.4)	(875.8)	**(6,095.8)**	(2,641.6)
Capital expenditure – proceeds on disposal	**41.1**	11.0	10.3	**63.4**	40.0
Purchase of subsidiaries	**(25.0)**	(30.9)	(21.7)	**(8,732.7)**	(2,559.3)
Purchase of investments	**(99.9)**	(349.6)	(851.2)	**(648.4)**	(1,046.2)
Proceeds on the disposal of investments	**11.3**	305.7	1.6	**326.1**	18.2
Environmental and post-retirement health care payments	**(68.9)**	(14.6)	(58.2)	**(107.2)**	(72.1)
Cash flows from financing activities	**336.8**	5,500.4	37.4	**14,684.7**	673.0
Loans received	**5,324.1**	4,439.9	-	**18,821.9**	986.7
Loans repaid	**(5,003.0)**	(9,035.6)	-	**(14,194.2)**	(287.5)
Minority shareholders loans repaid	**-**	-	(33.6)	**(90.1)**	(144.2)
Shares issued	**15.7**	10,096.1	71.0	**10,147.1**	118.0
Net cash (outflow)/inflow	**(25.7)**	880.0	(61.2)	**693.4**	(1,781.6)
Translation adjustment	**8.0**	35.3	177.2	**(0.8)**	24.1
Cash at beginning of period	**2,327.8**	1,412.5	1,501.5	**1,617.5**	3,375.0
Cash at end of period	**2,310.1**	2,327.8	1,617.5	**2,310.1**	1,617.5

United States Dollars	Quarter			Year ended	
	June 2007	March 2007	Restated June 2006	**June 2007**	Restated June 2006
Cash flows from operating activities	**276.1**	(358.9)	267.9	**333.7**	669.6
Profit before tax and exceptional items	**130.3**	70.7	189.0	**550.3**	426.9
Exceptional items	**5.0**	26.5	1.0	**33.8**	10.0
Amortisation and depreciation	**122.3**	97.7	89.6	**416.9**	324.2
Change in working capital	**37.8**	(18.2)	21.0	**(23.4)**	(3.7)
Taxation paid	**(19.1)**	(26.6)	(17.1)	**(97.4)**	(54.8)
Settlement of Western Areas hedge	**-**	(534.6)	-	**(534.6)**	-
Other non-cash items	**(0.2)**	25.6	(15.6)	**(11.9)**	(33.0)
Dividends paid	**-**	(81.4)	(7.2)	**(159.7)**	(74.8)
Ordinary shareholders	**-**	(81.4)	-	**(158.2)**	(61.8)
Minority shareholders in subsidiaries	**-**	-	(7.2)	**(1.5)**	(13.0)
Cash flows from investing activities	**(331.2)**	(198.7)	(280.7)	**(2,110.4)**	(995.6)
Capital expenditure – additions	**(306.4)**	(186.1)	(137.0)	**(846.6)**	(412.8)
Capital expenditure – proceeds on disposal	**5.7**	1.5	1.7	**8.8**	6.3
Purchase of subsidiaries	**(8.5)**	(5.9)	(3.5)	**(1,212.9)**	(417.1)
Purchase of investments	**(14.2)**	(48.4)	(133.0)	**(90.1)**	(163.5)
Proceeds on the disposal of investments	**1.8**	42.2	0.2	**45.3**	2.8
Environmental and post-retirement health care payments	**(9.6)**	(2.0)	(9.1)	**(14.9)**	(11.3)
Cash flows from financing activities	**17.9**	756.0	9.7	**2,011.5**	108.5
Loans received	**718.0**	609.4	3.8	**2,593.1**	158.0
Loans repaid	**(708.1)**	(1,249.8)	-	**(1,979.4)**	(44.9)
Minority shareholders loans repaid	**-**	-	(5.2)	**(11.5)**	(23.0)
Shares issued	**8.0**	1,396.4	11.1	**1,409.3**	18.4
Net cash (outflow)/inflow	**(37.2)**	117.0	(10.3)	**75.1**	(292.3)
Translation adjustment	**37.0**	3.9	(11.1)	**30.3**	6.3
Cash at beginning of period	**323.3**	202.4	239.1	**217.7**	503.7
Cash at end of period	**323.1**	323.3	217.7	**323.1**	217.7

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments - those remaining are described in the schedule.

Position at end of June 2007

Western Areas Limited Gold Derivative Structure

On 21 May 2007 the JP Morgan bridge loan facility was repaid, through refinancing with Barclays Bank and ABN AMRO bank as follows: US$500 million at 5.6561 per cent per annum and US$51 million at 5.6061 per cent per annum. The first interest payment date on the new facility is 6 August 2007.

US Dollars / Rand forward purchases

As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollars/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279, this cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the US$550.8 million forward cover have been accounted for under (loss)/gain on foreign exchange.

Year ended 30 June		**2008**
Forward purchases:		
Amount (US dollars)	- 000's	550,800
Average rate forward	- (ZAR/US$)	7.3279

The marked to market value of the US$550.8 million forward cover was negative by R77 million (US$10.8 million).

Diesel Hedge

On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton). This structure expired on 30 June 2007.

Subsequent to year end, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre.

Total cash costs

Gold Institute Industry Standard

All figures are in Rand millions unless otherwise stated

		Total Mine Operations	South African Operations					International Operations					
			Total	Driefontein	Kloof	Beatrix	South Deep+	Total	Ghana		Venezuela	Australia #	
									Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating costs (1)	**June 2007**	**3,289.7**	**2,027.4**	**683.7**	**648.0**	**392.2**	**303.5**	**1,262.3**	**443.4**	**164.9**	**76.0**	**390.4**	**187.6**
	March 2007	3,165.2	2,012.0	677.3	643.5	387.9	303.3	1,153.2	465.8	160.2	64.6	329.6	133.0
	Financial year ended	12,193.2	7,478.1	2,671.5	2,536.1	1,550.7	719.8	4,715.1	1,792.1	633.3	288.6	1,484.2	516.9
Gold-in-process and	**June 2007**	**(90.4)**	**-**	**-**	**-**	**-**	**-**	**(90.4)**	**(68.7)**	**(2.2)**	**(11.2)**	**30.9**	**(39.2)**
inventory change*	March 2007	(0.8)	35.0	-	-	-	35.0	(35.8)	(16.6)	1.5	(19.9)	19.4	(20.2)
	Financial year ended	(173.9)	13.2	-	-	-	13.2	(187.1)	(113.5)	10.1	(35.4)	23.1	(71.4)
Less:	**June 2007**	**9.3**	**6.8**	**3.0**	**2.0**	**1.7**	**0.1**	**2.5**	**0.7**	**-**	**-**	**1.8**	**-**
Rehabilitation costs	March 2007	8.8	6.4	3.0	2.0	1.4	-	2.4	0.8	-	-	1.6	-
	Financial year ended	35.7	26.0	12.0	8.0	5.9	0.1	9.7	3.0	-	-	6.7	-
Production taxes	**June 2007**	**2.3**	**2.3**	**(0.2)**	**2.6**	**(1.6)**	**1.5**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2007	2.6	2.6	0.2	2.5	(0.1)	-	-	-	-	-	-	-
	Financial year ended	18.6	18.6	5.8	10.1	1.2	1.5	-	-	-	-	-	-
General and admin	**June 2007**	**143.0**	**79.3**	**28.1**	**24.6**	**16.0**	**10.6**	**63.7**	**25.8**	**3.5**	**18.2**	**11.6**	**4.6**
	March 2007	139.8	82.8	29.6	24.4	17.8	11.0	57.0	25.8	4.2	11.9	10.1	5.0
	Financial year ended	538.7	304.8	115.6	97.6	70.0	21.6	233.9	102.3	15.8	52.3	47.0	16.5
Exploration costs	**June 2007**	**11.8**	**-**	**-**	**-**	**-**	**-**	**11.8**	**-**	**5.7**	**-**	**6.0**	**0.1**
	March 2007	12.9	-	-	-	-	-	12.9	-	5.9	-	6.3	0.7
	Financial year ended	41.3	-	-	-	-	-	41.3	-	14.4	-	24.8	2.1
Cash operating costs	**June 2007**	**3,032.9**	**1,939.0**	**652.8**	**618.8**	**376.1**	**291.3**	**1,093.9**	**348.2**	**153.5**	**46.6**	**401.9**	**143.7**
	March 2007	3,000.3	1,955.2	644.5	614.6	368.8	327.3	1,045.1	422.6	151.6	32.8	331.0	107.1
	Financial year ended	11,385.0	7,141.9	2,538.1	2,420.4	1,473.6	709.8	4,243.1	1,573.3	613.2	200.9	1,428.8	426.9
Plus:	**June 2007**	**2.3**	**2.3**	**(0.2)**	**2.6**	**(1.6)**	**1.5**	**-**	**-**	**-**	**-**	**-**	**-**
Production taxes	March 2007	2.6	2.6	0.2	2.5	(0.1)	-	-	-	-	-	-	-
	Financial year ended	18.6	18.6	5.8	10.1	1.2	1.5	-	-	-	-	-	-
Royalties	**June 2007**	**51.7**	**-**	**-**	**-**	**-**	**-**	**51.7**	**24.3**	**5.7**	**1.2**	**14.1**	**6.4**
	March 2007	52.4	-	-	-	-	-	52.4	24.3	7.2	1.3	14.4	5.2
	Financial year ended	211.6	-	-	-	-	-	211.6	96.1	25.9	8.6	56.1	24.9
TOTAL CASH COSTS (2)	**June 2007**	**3,086.9**	**1,941.3**	**652.6**	**621.4**	**374.5**	**292.8**	**1,145.6**	**372.5**	**159.2**	**47.8**	**416.0**	**150.1**
	March 2007	3,055.3	1,957.8	644.7	617.1	368.7	327.3	1,097.5	446.9	158.8	34.1	345.4	112.3
	Financial year ended	11,615.2	7,160.5	2,543.9	2,430.5	1,474.8	711.3	4,454.7	1,669.4	639.1	209.5	1,484.9	451.8
Plus:	**June 2007**	**819.9**	**420.4**	**121.9**	**128.6**	**92.0**	**77.9**	**399.5**	**82.2**	**9.5**	**5.2**	**302.6**	
Amortisation*	March 2007	638.3	335.6	119.6	125.5	35.4	55.1	302.7	67.5	8.6	7.0	219.6	
	Financial year ended	2,792.0	1,471.5	483.7	544.9	300.6	142.3	1,320.5	283.1	34.8	38.8	963.8	
Rehabilitation	**June 2007**	**9.3**	**6.8**	**3.0**	**2.0**	**1.7**	**0.1**	**2.5**	**0.7**	**-**	**-**	**1.8**	
	March 2007	8.8	6.4	3.0	2.0	1.4	-	2.4	0.8	-	-	1.6	
	Financial year ended	35.7	26.0	12.0	8.0	5.9	0.1	9.7	3.0	-	-	6.7	
TOTAL PRODUCTION COSTS (3)	**June 2007**	**3,916.1**	**2,368.5**	**777.5**	**752.0**	**468.2**	**370.8**	**1,547.6**	**455.4**	**168.7**	**53.0**	**870.5**	
	March 2007	3,702.4	2,299.8	767.3	744.6	405.5	382.4	1,402.6	515.2	167.4	41.1	678.9	
	Financial year ended	14,442.9	8,658.0	3,039.6	2,983.4	1,781.3	853.7	5,784.9	1,955.5	673.9	248.3	2,907.2	
Gold sold	**June 2007**	**1,075.6**	**685.3**	**260.5**	**229.6**	**125.7**	**69.5**	**390.2**	**170.5**	**39.3**	**7.4**	**119.5**	**53.5**
- thousand ounces	March 2007	1,062.1	665.1	251.2	220.0	119.2	74.6	397.0	174.3	48.5	8.2	119.4	46.6
	Financial year ended	4,288.9	2,649.0	1,016.5	922.9	543.4	166.1	1,640.1	697.2	187.9	55.7	487.0	212.4
TOTAL CASH COSTS	**June 2007**	**405**	**400**	**353**	**382**	**420**	**594**	**414**	**308**	**572**	**912**	**491**	**395**
- US$/oz	March 2007	399	408	356	389	429	608	383	356	454	575	401	334
	Financial year ended	376	375	348	366	377	595	377	333	473	523	424	295
TOTAL CASH COSTS	**June 2007**	**92,273**	**91,072**	**80,538**	**87,019**	**95,805**	**135,368**	**94,381**	**70,243**	**130,278**	**207,826**	**111,888**	**90,150**
- R/kg	March 2007	92,490	94,644	82,506	90,180	99,434	141,017	88,881	82,454	105,305	133,203	92,974	77,502
	Financial year ended	87,070	86,908	80,457	84,672	87,251	137,689	87,332	76,988	109,379	121,028	98,039	68,403
TOTAL PRODUCTION	**June 2007**	**514**	**487**	**421**	**462**	**525**	**752**	**559**	**377**	**605**	**1,010**	**710**	
COSTS	March 2007	483	480	424	469	472	711	490	410	479	693	567	
- US$/oz	Financial year ended	468	454	415	449	455	714	490	390	498	619	577	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

(3) Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates are US$1 = R7.09 and US$1 = R7.21 for the June 2007 and March 2007 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

\+ The acquisition of South Deep is effective from 1 December 2006.

Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed

		Total Mine Operations	South African Operations					International Operations
			Total	Driefontein	Kloof	Beatrix	South Deep+	Total
Total cash costs as above	**June 2007**	**3,086.9**	**1,941.3**	**652.6**	**621.4**	**374.5**	**292.8**	**1,145.6**
(ORD capitalised)	March 2007	3,055.3	1,957.8	644.7	617.1	368.7	327.3	1,097.5
	Financial year ended	11,615.2	7,160.5	2,543.9	2,430.5	1,474.8	711.3	4,454.7
Add back ORD	**June 2007**	**259.3**	**259.3**	**87.7**	**93.2**	**65.9**	**12.5**	**-**
	March 2007	248.2	248.2	79.6	96.4	66.0	6.2	-
	Financial year ended	986.8	986.8	347.0	373.9	247.2	18.7	-
Restated total cash costs##	**June 2007**	**3,346.2**	**2,200.6**	**740.3**	**714.6**	**440.4**	**305.3**	**1,145.6**
	March 2007	3,303.5	2,206.0	724.3	713.5	434.7	333.5	1,097.5
	Financial year ended	12,602.0	8,147.3	2,890.9	2,804.4	1,722.0	730.0	4,454.7
Restated total cash costs	**June 2007**	**439**	**453**	**401**	**439**	**494**	**619**	**414**
- US$ per ounce	March 2007	431	460	400	450	506	620	383
	Financial year ended	408	427	395	422	440	610	377
Restated total cash costs	**June 2007**	**100,024**	**103,237**	**91,361**	**100,070**	**112,663**	**141,147**	**94,381**
- Rand per kilogram	March 2007	100,003	106,642	92,693	104,267	117,233	143,688	88,881
	Financial year ended	94,467	98,885	91,432	97,697	101,875	141,309	87,332

Restated total cash costs relates to total cash costs prior to the change in accounting policy.

\+ The acquisition of South Deep is effective from 1 December 2006.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep+
Operating Results							
Ore milled/treated (000 tons)	**June 2007**	**12,817**	**3,874**	**1,642**	**931**	**864**	**437**
	March 2007	13,382	3,844	1,634	920	807	483
	Financial year ended	52,166	15,175	6,652	3,829	3,590	1,104
Yield (grams per ton)	**June 2007**	**2.6**	**5.5**	**4.9**	**7.7**	**4.5**	**4.9**
	March 2007	2.5	5.3	4.8	7.4	4.6	4.3
	Financial year ended	2.6	5.4	4.8	7.5	4.7	4.6
Gold produced (kilograms)	**June 2007**	**33,454**	**21,316**	**8,103**	**7,141**	**3,909**	**2,163**
	March 2007	32,788	20,440	7,814	6,843	3,708	2,075
	Financial year ended	133,279	82,302	31,618	28,705	16,903	5,076
Gold sold (kilograms)	**June 2007**	**33,454**	**21,316**	**8,103**	**7,141**	**3,909**	**2,163**
	March 2007	33,034	20,686	7,814	6,843	3,708	2,321
	Financial year ended	133,401	82,392	31,618	28,705	16,903	5,166
Gold price received (Rand per kilogram)	**June 2007**	**152,825**	**152,059**	**152,030**	**152,192**	**151,317**	**153,074**
	March 2007	151,184	151,445	151,932	151,016	151,807	150,495
	Financial year ended	147,623	147,514	147,596	147,243	146,927	150,445
Total cash costs (Rand per kilogram)	**June 2007**	**92,273**	**91,072**	**80,538**	**87,019**	**95,805**	**135,368**
	March 2007	92,490	94,644	82,506	90,180	99,434	141,017
	Financial year ended	87,070	86,908	80,457	84,672	87,251	137,689
Total production costs (Rand per kilogram)	**June 2007**	**117,059**	**111,114**	**95,952**	**105,307**	**119,775**	**171,429**
	March 2007	112,078	111,177	98,196	108,812	109,358	164,757
	Financial year ended	108,267	105,083	96,135	103,933	105,384	165,254
Operating costs (Rand per ton)	**June 2007**	**257**	**523**	**416**	**696**	**454**	**695**
	March 2007	237	523	415	699	481	628
	Financial year ended	234	493	402	662	432	652
Financial Results (Rand million)							
Revenue	**June 2007**	**5,112.6**	**3,241.3**	**1,231.9**	**1,086.8**	**591.5**	**331.1**
	March 2007	4,994.2	3,132.8	1,187.2	1,033.4	562.9	349.3
	Financial year ended	19,693.1	12,154.0	4,666.7	4,226.6	2,483.5	777.2
Operating costs, net	**June 2007**	**3,163.0**	**2,027.4**	**683.7**	**648.0**	**392.2**	**303.5**
	March 2007	3,154.1	2,047.0	677.3	643.5	387.9	338.3
	Financial year ended	11,947.4	7,491.3	2,671.5	2,536.1	1,550.7	733.0
- Operating costs	**June 2007**	**3,289.7**	**2,027.4**	**683.7**	**648.0**	**392.2**	**303.5**
	March 2007	3,165.2	2,012.0	677.3	643.5	387.9	303.3
	Financial year ended	12,193.2	7,478.1	2,671.5	2,536.1	1,550.7	719.8
- Gold inventory change	**June 2007**	**(126.7)**	**-**	**-**	**-**	**-**	**-**
	March 2007	(11.1)	35.0	-	-	-	35.0
	Financial year ended	(245.8)	13.2	-	-	-	13.2
Operating profit	**June 2007**	**1,949.6**	**1,213.9**	**548.2**	**438.8**	**199.3**	**27.6**
	March 2007	1,840.1	1,085.8	509.9	389.9	175.0	11.0
	Financial year ended	7,745.7	4,662.7	1,995.2	1,690.5	932.8	44.2
Amortisation of mining assets	**June 2007**	**856.4**	**420.4**	**121.9**	**128.6**	**92.0**	**77.9**
	March 2007	648.4	335.6	119.6	125.5	35.4	55.1
	Financial year ended	2,863.9	1,471.5	483.7	544.9	300.6	142.3
Net operating profit	**June 2007**	**1,093.2**	**793.5**	**426.3**	**310.2**	**107.3**	**(50.3)**
	March 2007	1,191.7	750.2	390.3	264.4	139.6	(44.1)
	Financial year ended	4,881.8	3,191.2	1,511.5	1,145.6	632.2	(98.1)
Other income/(expense)	**June 2007**	**18.0**	**(21.2)**	**(0.6)**	**(5.6)**	**(14.0)**	**(1.0)**
	March 2007	27.9	(4.6)	(7.7)	(5.1)	(9.0)	17.2
	Financial year ended	12.0	(95.4)	(27.9)	(27.5)	(44.9)	4.9
Profit before taxation	**June 2007**	**1,111.2**	**772.3**	**425.7**	**304.6**	**93.3**	**(51.3)**
	March 2007	1,219.6	745.6	382.6	259.3	130.6	(26.9)
	Financial year ended	4,893.8	3,095.8	1,483.6	1,118.1	587.3	(93.2)
Mining and income taxation	**June 2007**	**372.2**	**264.0**	**146.8**	**97.3**	**37.1**	**(17.2)**
	March 2007	408.4	235.7	129.9	61.6	50.3	(6.1)
	Financial year ended	1,680.7	1,032.1	503.6	328.7	228.4	(28.6)
- Normal taxation	**June 2007**	**218.6**	**116.6**	**54.8**	**61.5**	**0.3**	**-**
	March 2007	222.2	129.4	99.1	30.2	0.1	-
	Financial year ended	892.4	434.2	341.8	91.9	0.5	-
- Deferred taxation	**June 2007**	**153.6**	**147.4**	**92.0**	**35.8**	**36.8**	**(17.2)**
	March 2007	186.2	106.3	30.8	31.4	50.2	(6.1)
	Financial year ended	788.3	597.9	161.8	236.8	227.9	(28.6)
Profit before exceptional items	**June 2007**	**739.0**	**508.3**	**278.9**	**207.3**	**56.2**	**(34.1)**
	March 2007	811.2	509.9	252.7	197.7	80.3	(20.8)
	Financial year ended	3,213.1	2,063.7	980.0	789.4	358.9	(64.6)
Exceptional items	**June 2007**	**36.2**	**33.3**	**19.0**	**0.3**	**5.6**	**8.4**
	March 2007	71.9	10.5	-	0.6	0.5	9.4
	Financial year ended	124.3	54.9	24.3	0.9	11.9	17.8
Net profit	**June 2007**	**775.2**	**541.6**	**297.9**	**207.6**	**61.8**	**(25.7)**
	March 2007	883.1	520.4	252.7	198.3	80.8	(11.4)
	Financial year ended	3,337.4	2,118.6	1,004.3	790.3	370.8	(46.8)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2007**	**753.5**	**520.5**	**285.9**	**207.4**	**58.4**	**(31.2)**
	March 2007	835.8	513.9	252.9	198.0	80.5	(17.5)
	Financial year ended	3,270.6	2,084.0	989.2	789.7	363.5	(58.4)
Capital expenditure	**June 2007**	**1,534.6**	**878.4**	**298.0**	**208.9**	**207.4**	**164.1**
	March 2007	1,004.9	591.2	195.9	192.5	124.0	78.8
	Financial year ended	4,387.0	2,467.0	815.0	775.8	592.8	283.4
	Planned for next six months to December 2007	3,042.8	1,544.6	537.1	413.6	277.9	316.0

+ The acquisition of South Deep is effective from 1 December 2006.

Operating and financial results

South African Rand		Total	International Operations				
			Ghana		Venezuela	Australia #	
			Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating Results							
Ore milled/treated (000 tons)	**June 2007**	**8,943**	**5,642**	**1,242**	**147**	**1,575**	**337**
	March 2007	9,538	5,895	1,384	191	1,744	324
	Financial year ended	36,991	22,639	5,269	1,001	6,759	1,323
Yield (grams per ton)	**June 2007**	**1.4**	**0.9**	**1.0**	**1.6**	**2.4**	**4.9**
	March 2007	1.3	0.9	1.1	1.3	2.1	4.5
	Financial year ended	1.4	1.0	1.1	1.7	2.2	5.0
Gold produced (kilograms)	**June 2007**	**12,138**	**5,303**	**1,222**	**230**	**3,718**	**1,665**
	March 2007	12,348	5,420	1,508	256	3,715	1,449
	Financial year ended	50,977	21,684	5,843	1,699	15,146	6,605
Gold sold (kilograms)	**June 2007**	**12,138**	**5,303**	**1,222**	**230**	**3,718**	**1,665**
	March 2007	12,348	5,420	1,508	256	3,715	1,449
	Financial year ended	51,009	21,684	5,843	1,731	15,146	6,605
Gold price received (Rand per kilogram)	**June 2007**	**154,169**	**152,970**	**152,537**	**198,261**	**153,335**	**154,955**
	March 2007	150,745	150,738	150,398	152,344	150,713	150,932
	Financial year ended	147,799	147,708	147,236	149,798	147,564	148,615
Total cash costs (Rand per kilogram)	**June 2007**	**94,381**	**70,243**	**130,278**	**207,826**	**111,888**	**90,150**
	March 2007	88,881	82,454	105,305	133,203	92,974	77,502
	Financial year ended	87,332	76,988	109,379	121,028	98,039	68,403
Total production costs (Rand per kilogram)	**June 2007**	**127,500**	**85,876**	**138,052**	**230,434**	**161,713**	
	March 2007	113,589	95,055	111,008	160,547	131,468	
	Financial year ended	113,409	90,182	115,335	143,443	133,658	
Operating costs (Rand per ton)	**June 2007**	**141**	**79**	**133**	**517**	**248**	**557**
	March 2007	121	79	116	338	189	410
	Financial year ended	127	79	120	288	220	391
Financial Results (Rand million)							
Revenue	**June 2007**	**1,871.3**	**811.2**	**186.4**	**45.6**	**570.1**	**258.0**
	March 2007	1,861.4	817.0	226.8	39.0	559.9	218.7
	Financial year ended	7,539.1	3,202.9	860.3	259.3	2,235.0	981.6
Operating costs, net	**June 2007**	**1,135.6**	**374.0**	**162.7**	**64.7**	**433.3**	**100.9**
	March 2007	1,107.1	446.2	161.5	44.8	358.0	96.6
	Financial year ended	4,456.1	1,669.5	643.2	253.1	1,511.8	378.5
- Operating costs	**June 2007**	**1,262.3**	**443.4**	**164.9**	**76.0**	**390.4**	**187.6**
	March 2007	1,153.2	465.8	160.2	64.6	329.6	133.0
	Financial year ended	4,715.1	1,792.1	633.3	288.6	1,484.2	516.9
- Gold inventory change	**June 2007**	**(126.7)**	**(69.4)**	**(2.2)**	**(11.3)**	**42.9**	**(86.7)**
	March 2007	(46.1)	(19.6)	1.3	(19.8)	28.4	(36.4)
	Financial year ended	(259.0)	(122.6)	9.9	(35.5)	27.6	(138.4)
Operating profit	**June 2007**	**735.7**	**437.2**	**23.7**	**(19.1)**	**136.8**	**157.1**
	March 2007	754.3	370.8	65.3	(5.8)	201.9	122.1
	Financial year ended	3,083.0	1,533.4	217.1	6.2	723.2	603.1
Amortisation of mining assets	**June 2007**	**436.0**	**82.9**	**9.4**	**5.3**	**338.4**	
	March 2007	312.8	70.5	8.8	7.0	226.5	
	Financial year ended	1,392.4	292.2	35.0	38.9	1,026.3	
Net operating profit	**June 2007**	**299.7**	**354.3**	**14.3**	**(24.4)**	**(44.5)**	
	March 2007	441.5	300.3	56.5	(12.8)	97.5	
	Financial year ended	1,690.6	1,241.2	182.1	(32.7)	300.0	
Other income/(expense)	**June 2007**	**39.2**	**2.1**	**0.3**	**9.8**	**27.0**	
	March 2007	32.5	(0.4)	(0.7)	(1.0)	34.6	
	Financial year ended	107.4	(3.6)	0.3	16.7	94.0	
Profit before taxation	**June 2007**	**338.9**	**356.4**	**14.6**	**(14.6)**	**(17.5)**	
	March 2007	474.0	299.9	55.8	(13.8)	132.1	
	Financial year ended	1,798.0	1,237.6	182.4	(16.0)	394.0	
Mining and income taxation	**June 2007**	**108.2**	**121.4**	**7.8**	**(5.1)**	**(15.9)**	
	March 2007	172.7	92.6	19.0	(7.0)	68.1	
	Financial year ended	648.6	395.7	67.3	19.5	166.1	
- Normal taxation	**June 2007**	**102.0**	**25.9**	**6.0**	**(15.6)**	**85.7**	
	March 2007	92.8	65.3	6.6	1.3	19.6	
	Financial year ended	458.2	267.6	32.5	11.9	146.2	
- Deferred taxation	**June 2007**	**6.2**	**95.5**	**1.8**	**10.5**	**(101.6)**	
	March 2007	79.9	27.3	12.4	(8.3)	48.5	
	Financial year ended	190.4	128.1	34.8	7.6	19.9	
Profit before exceptional items	**June 2007**	**230.7**	**235.0**	**6.8**	**(9.5)**	**(1.6)**	
	March 2007	301.3	207.3	36.8	(6.8)	64.0	
	Financial year ended	1,149.4	841.9	115.1	(35.5)	227.9	
Exceptional items	**June 2007**	**2.9**	**-**	**-**	**(1.3)**	**4.2**	
	March 2007	61.4	-	-	-	61.4	
	Financial year ended	69.4	-	-	(1.3)	70.7	
Net profit	**June 2007**	**233.6**	**235.0**	**6.8**	**(10.8)**	**2.6**	
	March 2007	362.7	207.3	36.8	(6.8)	125.4	
	Financial year ended	1,218.8	841.9	115.1	(36.8)	298.6	
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2007**	**233.0**	**234.8**	**7.1**	**(9.9)**	**1.0**	
	March 2007	321.9	208.1	37.1	(6.8)	83.5	
	Financial year ended	1,186.6	851.4	118.9	(35.9)	252.2	
Capital expenditure	**June 2007**	**656.2**	**345.4**	**62.7**	**33.1**	**155.0**	**60.0**
	March 2007	413.7	151.5	64.6	16.8	148.2	32.6
	Financial year ended	1,920.0	775.6	227.9	165.0	545.8	205.7
	Planned for next six months to December 2007	1,498.2	811.4	116.5	160.4	302.1	107.8

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep[+]
Operating Results							
Ore milled/treated (000 tons)	**June 2007**	**12,817**	**3,874**	**1,642**	**931**	**864**	**437**
	March 2007	13,382	3,844	1,634	920	807	483
	Financial year ended	52,166	15,175	6,652	3,829	3,590	1,104
Yield (ounces per ton)	**June 2007**	**0.084**	**0.177**	**0.159**	**0.247**	**0.145**	**0.159**
	March 2007	0.079	0.171	0.154	0.239	0.148	0.138
	Financial year ended	0.082	0.174	0.153	0.241	0.151	0.148
Gold produced (000 ounces)	**June 2007**	**1,075.6**	**685.3**	**260.5**	**229.6**	**125.7**	**69.5**
	March 2007	1,054.1	657.1	251.2	220.0	119.2	66.7
	Financial year ended	4,285.0	2,646.1	1,016.5	922.9	543.4	163.2
Gold sold (000 ounces)	**June 2007**	**1,075.6**	**685.3**	**260.5**	**229.6**	**125.7**	**69.5**
	March 2007	1,062.1	665.1	251.2	220.0	119.2	74.6
	Financial year ended	4,288.9	2,649.0	1,016.5	922.9	543.4	166.1
Gold price received (dollars per ounce)	**June 2007**	**670**	**667**	**667**	**668**	**664**	**672**
	March 2007	652	653	655	651	655	649
	Financial year ended	638	637	638	636	635	650
Total cash costs (dollars per ounce)	**June 2007**	**405**	**400**	**353**	**382**	**420**	**594**
	March 2007	399	408	356	389	429	608
	Financial year ended	376	375	348	366	377	595
Total production costs (dollars per ounce)	**June 2007**	**514**	**487**	**421**	**462**	**525**	**752**
	March 2007	483	480	424	469	472	711
	Financial year ended	468	454	415	449	455	714
Operating costs (dollars per ton)	**June 2007**	**36**	**74**	**59**	**98**	**64**	**98**
	March 2007	33	73	57	97	67	87
	Financial year ended	32	68	56	92	60	91
Financial Results ($ million)							
Revenue	**June 2007**	**718.5**	**455.3**	**173.1**	**152.7**	**83.2**	**46.2**
	March 2007	692.6	434.2	164.6	143.3	78.1	48.3
	Financial year ended	2,735.2	1,688.1	648.2	587.0	344.9	107.9
Operating costs, net	**June 2007**	**444.4**	**284.7**	**96.1**	**91.1**	**55.2**	**42.4**
	March 2007	437.3	283.8	93.9	89.2	53.8	46.8
	Financial year ended	1,659.4	1,040.4	371.0	352.2	215.4	101.8
- Operating costs	**June 2007**	**462.0**	**284.7**	**96.1**	**91.1**	**55.2**	**42.4**
	March 2007	438.9	279.0	93.9	89.2	53.8	42.0
	Financial year ended	1,693.5	1,038.5	371.0	352.2	215.4	100.0
- Gold inventory change	**June 2007**	**(17.6)**	**-**	**-**	**-**	**-**	**-**
	March 2007	(1.6)	4.8	-	-	-	4.8
	Financial year ended	(34.1)	1.8	-	-	-	1.8
Operating profit	**June 2007**	**274.1**	**170.4**	**76.9**	**61.6**	**28.1**	**3.9**
	March 2007	255.3	150.4	70.6	54.0	24.3	1.5
	Financial year ended	1,075.8	647.6	277.1	234.8	129.6	6.1
Amortisation of mining assets	**June 2007**	**120.3**	**59.0**	**17.2**	**18.1**	**12.9**	**10.9**
	March 2007	90.0	46.6	16.5	17.5	5.0	7.6
	Financial year ended	397.8	204.4	67.2	75.7	41.8	19.8
Net operating profit	**June 2007**	**153.9**	**111.5**	**59.7**	**43.5**	**15.2**	**(7.0)**
	March 2007	165.3	103.8	54.1	36.5	19.3	(6.1)
	Financial year ended	678.0	443.2	209.9	159.1	87.8	(13.6)
Other income/(expenses)	**June 2007**	**2.5**	**(3.0)**	**(0.1)**	**(0.8)**	**(1.9)**	**(0.1)**
	March 2007	3.9	(0.7)	(1.1)	(0.7)	(1.3)	2.4
	Financial year ended	1.7	(13.3)	(3.9)	(3.8)	(6.2)	0.7
Profit before taxation	**June 2007**	**156.3**	**108.5**	**59.7**	**42.7**	**13.3**	**(7.1)**
	March 2007	169.2	103.2	53.0	35.8	18.0	(3.7)
	Financial year ended	679.7	430.0	206.1	155.3	81.6	(12.9)
Mining and income taxation	**June 2007**	**52.4**	**37.1**	**20.5**	**13.7**	**5.3**	**(2.4)**
	March 2007	56.7	32.5	17.9	8.5	7.0	(0.9)
	Financial year ended	233.4	143.3	69.9	45.7	31.7	(4.0)
- Normal taxation	**June 2007**	**30.7**	**16.4**	**7.8**	**8.6**	**0.1**	**-**
	March 2007	30.9	17.9	13.7	4.2	-	-
	Financial year ended	123.9	60.3	47.5	12.8	0.1	-
- Deferred taxation	**June 2007**	**21.7**	**20.7**	**12.8**	**5.1**	**5.3**	**(2.4)**
	March 2007	25.8	14.6	4.3	4.3	6.9	(0.9)
	Financial year ended	109.5	83.0	22.5	32.9	31.7	(4.0)
Profit before exceptional items	**June 2007**	**103.8**	**71.4**	**39.1**	**29.0**	**7.9**	**(4.7)**
	March 2007	112.5	70.7	35.1	27.3	11.1	(2.8)
	Financial year ended	446.3	286.6	136.1	109.6	49.8	(9.0)
Exceptional items	**June 2007**	**5.1**	**4.6**	**2.7**	**-**	**0.8**	**1.2**
	March 2007	10.0	1.5	-	0.1	0.1	1.3
	Financial year ended	17.3	7.6	3.4	0.1	1.7	2.5
Net profit	**June 2007**	**108.9**	**76.0**	**41.8**	**29.1**	**8.7**	**(3.6)**
	March 2007	122.5	72.1	35.1	27.4	11.1	(1.5)
	Financial year ended	463.5	294.3	139.5	109.8	51.5	(6.5)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2007**	**108.8**	**75.6**	**41.3**	**29.2**	**9.6**	**(4.4)**
	March 2007	113.3	68.7	33.9	27.4	9.8	(2.4)
	Financial year ended	454.2	289.4	137.4	109.7	50.5	(8.1)
Capital expenditure	**June 2007**	**213.9**	**122.0**	**41.4**	**29.0**	**28.8**	**22.8**
	March 2007	139.1	81.8	27.1	26.6	17.2	10.9
	Financial year ended	609.3	342.6	113.2	107.8	82.3	39.4
Planned for next six months to December 2007		425.6	216.0	75.1	57.8	38.9	44.2

Average exchange rates were US$1 = R7.09 and US$1 = R7.21 for the June 2007 and March 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R5.89 and A$1 = R5.66 for the June 2007 and March 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. + The acquisition of South Deep is effective from 1 Dec 2006.

Operating and financial results

United States Dollars		Total	International Operations: Ghana – Tarkwa	Ghana – Damang	Venezuela – Choco 10	Australia # – St Ives	Australia # – Agnew	Australian Dollars: Australia # – St Ives	Australian Dollars: Australia # – Agnew
Operating Results									
Ore milled/treated (000 tons)	**June 2007**	**8,943**	**5,642**	**1,242**	**147**	**1,575**	**337**	**1,575**	**337**
	March 2007	9,538	5,895	1,384	191	1,744	324	1,744	324
	Financial year ended	36,991	22,639	5,269	1,001	6,759	1,323	6,759	1,323
Yield (ounces per ton)	**June 2007**	**0.044**	**0.030**	**0.032**	**0.050**	**0.076**	**0.159**	**0.076**	**0.159**
	March 2007	0.042	0.030	0.035	0.043	0.068	0.144	0.068	0.144
	Financial year ended	0.044	0.031	0.036	0.055	0.072	0.161	0.072	0.161
Gold produced(000 ounces)	**June 2007**	**390.2**	**170.5**	**39.3**	**7.4**	**119.5**	**53.5**	**119.5**	**53.5**
	March 2007	397.0	174.3	48.5	8.2	119.4	46.6	119.4	46.6
	Financial year ended	1,638.9	697.2	187.9	54.6	487.0	212.4	487.0	212.4
Gold sold (000 ounces)	**June 2007**	**390.2**	**170.5**	**39.3**	**7.4**	**119.5**	**53.5**	**119.5**	**53.5**
	March 2007	397.0	174.3	48.5	8.2	119.4	46.6	119.4	46.6
	Financial year ended	1,640.0	697.1	187.9	55.7	487.0	212.4	487.0	212.4
Gold price received	**June 2007**	**676**	**671**	**669**	**870**	**673**	**680**	**810**	**818**
(dollars per ounce)	March 2007	650	650	649	657	650	651	828	829
	Financial year ended	638	638	636	647	637	642	812	818
Total cash costs	**June 2007**	**414**	**308**	**572**	**912**	**491**	**395**	**591**	**476**
(dollars per ounce)	March 2007	383	356	454	575	401	334	511	426
	Financial year ended	377	333	473	523	424	295	540	377
Total production costs	**June 2007**	**559**	**377**	**605**	**1,010**	**710**		**854**	
(dollars per ounce)	March 2007	490	410	479	693	567		722	
	Financial year ended	490	390	498	619	577		736	
Operating costs	**June 2007**	**20**	**11**	**19**	**73**	**35**	**79**	**42**	**95**
(dollars per ton)	March 2007	17	11	16	47	26	57	33	73
	Financial year ended	18	11	17	40	30	54	39	69
Financial Results ($ million)									
Revenue	**June 2007**	**263.2**	**114.0**	**26.3**	**6.4**	**80.3**	**36.1**	**96.2**	**43.6**
	March 2007	258.3	113.3	31.4	5.5	77.7	30.5	99.2	38.6
	Financial year ended	1,047.1	444.8	119.5	36.0	310.4	136.3	395.6	173.7
Operating costs, net	**June 2007**	**159.7**	**52.8**	**22.8**	**9.1**	**60.8**	**14.3**	**73.7**	**17.1**
	March 2007	153.5	61.7	22.4	6.3	49.7	13.3	63.3	17.1
	Financial year ended	619.0	231.9	89.3	35.2	210.1	52.6	267.6	67.0
- Operating costs	**June 2007**	**177.3**	**62.4**	**23.2**	**10.7**	**54.8**	**26.3**	**66.0**	**32.3**
	March 2007	160.0	64.5	22.2	9.0	45.8	18.4	58.2	23.6
	Financial year ended	655.0	248.9	88.0	40.1	206.2	71.8	262.7	91.5
- Gold inventory change	**June 2007**	**(17.6)**	**(9.6)**	**(0.3)**	**(1.6)**	**5.9**	**(12.0)**	**7.7**	**(15.2)**
	March 2007	(6.5)	(2.8)	0.2	(2.7)	3.9	(5.1)	5.1	(6.5)
	Financial year ended	(36.0)	(17.0)	1.4	(4.9)	3.8	(19.2)	4.9	(24.5)
Operating profit	**June 2007**	**103.7**	**61.3**	**3.5**	**(2.6)**	**19.7**	**21.9**	**22.5**	**26.5**
	March 2007	104.9	51.5	9.0	(0.8)	28.0	17.1	35.9	21.5
	Financial year ended	428.2	213.0	30.2	0.9	100.4	83.8	128.0	106.7
Amortisation of mining assets	**June 2007**	**61.3**	**11.7**	**1.4**	**0.8**	**47.4**		**57.9**	
	March 2007	43.4	9.8	1.2	0.9	31.3		40.1	
	Financial year ended	193.4	40.6	4.9	5.4	142.5		181.6	
Net operating profit	**June 2007**	**42.4**	**49.6**	**2.1**	**(3.4)**	**(5.8)**		**(8.9)**	
	March 2007	61.5	41.7	7.8	(1.7)	13.7		17.3	
	Financial year ended	234.8	172.4	25.3	(4.5)	41.7		53.1	
Other income/(expenses)	**June 2007**	**5.4**	**0.3**	**-**	**1.3**	**3.8**		**4.5**	
	March 2007	4.5	(0.1)	(0.1)	(0.1)	4.9		6.3	
	Financial year ended	14.9	(0.5)	-	2.3	13.1		16.6	
Profit before taxation	**June 2007**	**47.8**	**49.9**	**2.1**	**(2.1)**	**(2.1)**		**(4.4)**	
	March 2007	66.0	41.6	7.7	(1.9)	18.6		23.5	
	Financial year ended	249.7	171.9	25.3	(2.2)	54.7		69.7	
Mining and income taxation	**June 2007**	**15.3**	**17.1**	**1.0**	**(0.7)**	**(2.1)**		**(3.4)**	
	March 2007	24.1	12.9	2.6	(0.9)	9.5		12.2	
	Financial year ended	90.1	55.0	9.3	2.7	23.1		29.4	
- Normal taxation	**June 2007**	**14.3**	**3.8**	**0.8**	**(2.1)**	**11.9**		**15.0**	
	March 2007	13.0	9.1	0.9	0.2	2.8		3.5	
	Financial year ended	63.6	37.2	4.5	1.7	20.3		25.9	
- Deferred taxation	**June 2007**	**0.9**	**13.3**	**0.2**	**1.5**	**(14.0)**		**(18.4)**	
	March 2007	11.2	3.8	1.8	(1.1)	6.7		8.7	
	Financial year ended	26.4	17.8	4.8	1.1	2.8		3.5	
Profit before exceptional items	**June 2007**	**32.5**	**32.8**	**1.1**	**(1.4)**	**0.1**		**(1.0)**	
	March 2007	41.9	28.6	5.1	(1.0)	9.1		11.4	
	Financial year ended	159.6	116.9	16.0	(4.9)	31.7		40.3	
Exceptional items	**June 2007**	**0.4**	**-**	**-**	**(0.2)**	**0.6**		**0.6**	
	March 2007	8.5	-	-	-	8.5		11.0	
	Financial year ended	9.6	-	-	(0.2)	9.8		12.5	
Net profit	**June 2007**	**33.0**	**32.8**	**1.1**	**(1.6)**	**0.7**		**(0.4)**	
	March 2007	50.4	28.6	5.1	(1.0)	17.6		22.4	
	Financial year ended	169.3	116.9	16.0	(5.1)	41.5		52.8	
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2007**	**33.1**	**33.3**	**1.1**	**(1.3)**	**-**		**(8.2)**	
	March 2007	44.6	28.6	5.1	(1.0)	11.8		22.4	
	Financial year ended	164.7	118.3	16.5	(5.0)	35.0		44.6	
Capital expenditure	**June 2007**	**91.9**	**48.2**	**8.9**	**4.7**	**21.7**	**8.4**	**26.3**	**10.2**
	March 2007	57.3	21.0	8.9	2.3	20.6	4.5	26.4	5.7
	Financial year ended	266.7	107.7	31.7	22.9	75.8	28.6	96.6	36.4
	Planned for next six months to December 2007	209.5	113.5	16.3	22.4	42.3	15.1	49.9	17.8

Underground and surface

South African Rand and Metric Units

Operating Results	Total Mine Operations	South African Operations					International Operations					
		Total	Driefontein	Kloof	Beatrix	South Deep+	Total	Ghana Tarkwa	Ghana Damang	Venezuela Choco 10	Australia St Ives	Australia Agnew
Ore milled / treated (000 ton)												
- underground **June 2007**	**3,445**	**3,062**	**981**	**851**	**864**	**366**	**383**	-	-	-	**304**	**79**
March 2007	3,317	2,897	930	851	807	309	420	-	-	-	319	101
Financial year ended	13,386	11,625	3,812	3,447	3,590	776	1,761	-	-	-	1,367	394
- surface **June 2007**	**9,372**	**812**	**661**	**80**	**-**	**71**	**8,560**	**5,642**	**1,242**	**147**	**1,271**	**258**
March 2007	10,065	947	704	69	-	174	9,118	5,895	1,384	191	1,425	223
Financial year ended	38,780	3,550	2,840	382	-	328	35,230	22,639	5,269	1,001	5,392	929
- total **June 2007**	**12,817**	**3,874**	**1,642**	**931**	**864**	**437**	**8,943**	**5,642**	**1,242**	**147**	**1,575**	**337**
March 2007	13,382	3,844	1,634	920	807	483	9,538	5,895	1,384	191	1,744	324
Financial year ended	52,166	15,175	6,652	3,829	3,590	1,104	36,991	22,639	5,269	1,001	6,759	1,323
Yield (grams per ton)												
- underground **June 2007**	**6.6**	**6.7**	**7.6**	**8.3**	**4.5**	**5.7**	**6.0**	-	-	-	**5.3**	**8.7**
March 2007	6.6	6.7	7.6	8.0	4.6	6.1	5.8	-	-	-	4.8	9.1
Financial year ended	6.7	6.8	7.6	8.2	4.7	6.2	6.2	-	-	-	4.9	10.8
- surface **June 2007**	**1.1**	**0.9**	**1.0**	**0.7**	**-**	**0.9**	**1.1**	**0.9**	**1.0**	**1.6**	**1.6**	**3.8**
March 2007	1.1	1.0	1.0	1.0	-	1.0	1.1	0.9	1.1	1.3	1.5	2.4
Financial year ended	1.1	1.0	1.0	1.2	-	0.9	1.1	1.0	1.1	1.7	1.6	2.5
- combined **June 2007**	**2.6**	**5.5**	**4.9**	**7.7**	**4.5**	**4.9**	**1.4**	**0.9**	**1.0**	**1.6**	**2.4**	**4.9**
March 2007	2.5	5.3	4.8	7.4	4.6	4.3	1.3	0.9	1.1	1.3	2.1	4.5
Financial year ended	2.6	5.4	4.8	7.5	4.7	4.6	1.4	1.0	1.1	1.7	2.2	5.0
Gold produced (kilograms)												
- underground **June 2007**	**22,873**	**20,564**	**7,467**	**7,086**	**3,909**	**2,102**	**2,309**	-	-	-	**1,623**	**686**
March 2007	21,926	19,484	7,104	6,773	3,708	1,899	2,442	-	-	-	1,518	924
Financial year ended	89,701	78,761	28,815	28,260	16,903	4,783	10,940	-	-	-	6,702	4,238
- surface **June 2007**	**10,581**	**752**	**636**	**55**	**-**	**61**	**9,829**	**5,303**	**1,222**	**230**	**2,095**	**979**
March 2007	10,862	956	710	70	-	176	9,906	5,420	1,508	256	2,197	525
Financial year ended	43,578	3,541	2,803	445	-	293	40,037	21,684	5,843	1,699	8,444	2,367
- total **June 2007**	**33,454**	**21,316**	**8,103**	**7,141**	**3,909**	**2,163**	**12,138**	**5,303**	**1,222**	**230**	**3,718**	**1,665**
March 2007	32,788	20,440	7,814	6,843	3,708	2,075	12,348	5,420	1,508	256	3,715	1,449
Financial year ended	133,279	82,302	31,618	28,705	16,903	5,076	50,977	21,684	5,843	1,699	15,146	6,605
Operating costs (Rand per ton)												
- underground **June 2007**	**631**	**643**	**652**	**754**	**454**	**799**	**539**	-	-	-	**548**	**501**
March 2007	648	673	680	748	481	951	475	-	-	-	416	662
Financial year ended	604	623	653	727	432	896	481	-	-	-	461	552
- surface **June 2007**	**119**	**72**	**67**	**79**	**-**	**156**	**123**	**79**	**133**	**517**	**176**	**574**
March 2007	101	65	64	101	-	54	105	79	116	338	138	296
Financial year ended	106	67	65	82	-	75	110	79	120	288	158	322
- total **June 2007**	**257**	**523**	**416**	**696**	**454**	**695**	**141**	**79**	**133**	**517**	**248**	**557**
March 2007	237	523	415	699	481	628	121	79	116	338	189	410
Financial year ended	234	493	402	662	432	652	127	79	120	288	220	391

+ The acquisition of South Deep is effective from 1 December 2006.

Restated operating cost per ton on the assumption that Ore Reserve Development (ORD) is fully expensed

	Total Mine Operations	South African Operations					International Operations
		Total	Driefontein	Kloof	Beatrix	South Deep+	Total
- underground **June 2007**	**706**	**727**	**741**	**863**	**530**	**833**	**539**
March 2007	723	759	766	861	562	971	475
Financial year ended	678	708	744	835	501	920	481
- surface **June 2007**	**119**	**72**	**67**	**79**	**-**	**156**	**123**
March 2007	101	65	64	101	-	54	105
Financial year ended	106	67	65	82	-	75	110
- total **June 2007**	**277**	**590**	**470**	**797**	**530**	**721**	**141**
March 2007	255	588	463	804	562	641	121
Financial year ended	253	558	454	760	501	668	127

+ The acquisition of South Deep is effective from 1 December 2006.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		June 2007 quarter			March 2007 quarter			Year ended F2007		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,164	1,054	1,666	4,044	1,159	1,426	17,539	4,063	6,404
Advanced on reef	(m)	736	332	311	726	378	222	3,306	1,062	885
Sampled	(m)	579	402	123	579	303	84	2,868	969	648
Channel width	(cm)	59	43	73	53	70	101	66	54	85
Average value -	(g/t)	24.3	10.8	115.9	18.7	5.5	8.1	20.3	8.8	28.6
-	(cm.g/t)	1,426	469	8,478[1]	987	390	814	1,337	478	2,418

Kloof		June 2007 quarter				March 2007 quarter				Year ended F2007			
	Reef	Libanon	Kloof	Main	VCR	Libanon	Kloof	Main	VCR	Libanon	Kloof	Main	VCR
Advanced	(m)	-	327	1,679	6,966	16	325	1,572	6,594	28	1,253	6,566	27,201
Advanced on reef	(m)	-	11	410	933	16	45	468	991	16	138	1,606	4,322
Sampled	(m)	-	21	402	801	15	39	408	912	15	141	1,509	3,654
Channel width	(cm)	-	37	77	89	99	102	69	92	99	81	95	82
Average value -	(g/t)	-	0.1	7.8	20.5	10.3	8.2	9.5	17.9	10.3	6.3	8.3	20.9
-	(cm.g/t)	-	3	600	1,824	1,026	836	652	1,654	1,026	507	788	1,704

Beatrix		June 2007 quarter		March 2007 quarter		Year ended F2007	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	8,340	2,676	8,014	2,350	33,498	10,294
Advanced on reef	(m)	1,458	284	1,305	132	5,767	635
Sampled	(m)	1,260	270	858	123	4,623	540
Channel width	(cm)	96	164	79	112	88	143
Average value -	(g/t)	9.2	10.0	7.4	7.1	10.3	10.4
-	(cm.g/t)	884	1,638	578	800	907	1,482

South Deep+		June 2007 quarter		March 2007 quarter		7 months year to date F2007	
	Reef	VCR	Elsburg	VCR	Elsburg	VCR	Elsburg
Advanced	(m)	658	879	199	827	900	2,029
Advanced on reef	(m)	91	625	18	722	109	1,598
Sampled	(m)	69	-	15	-	84	-
Channel width	(cm)	94	-	118	-	98	-
Average value -	(g/t)	3.0	6.3[3]	0.4	6.2	2.4	6.3
-	(cm.g/t)	282[2]	-	42	-	239	-

1) High grades intersected in 4 shaft pillar.

2) VCR not fully exposed in faulted area.

3) Trackless development in the Elsburg reefs is evaluated by means of the block model.

+ The acquisition of South Deep is effective from 1 December 2006.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

LONDON
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone: (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

South African Media Relations
NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North American Investor Relations
WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: **GFI**
Issuer code: **GOGOF**
ISIN: ZAE 000018123

Directors

A J Wright (*Chairman*)	A Grigorian °	J M McMahon *	P J Ryan	* British
I D Cockerill * (*Chief Executive Officer*)	J G Hopwood	D M J Ncube	T M G Sexwale	# Ghanaian
N J Holland * (*Chief Financial Officer*)	G Marcus	R L Pennant-Rea *	C I von Christierson	° Russian
K Ansah#				

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 1 August 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs